As filed with the Securities and Exchange Commission on April 5, 2004

                                                    Registration No. 333-109367

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                         POST-EFFECTIVE AMENDMENT NO. 2

                                       TO

                                    FORM S-2

                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
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                          MIRAVANT MEDICAL TECHNOLOGIES

             (Exact name of registrant as specified in its charter)

                Delaware                                77-0222872
    (State or Other Jurisdiction of                   (I.R.S. Employer
     Incorporation or Organization)                 Identification Number)
                                336 Bollay Drive
                         Santa Barbara, California 93117
                                 (805) 685-9880

    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                             GARY S. KLEDZIK, Ph.D.
                             Chief Executive Officer
                          Miravant Medical Technologies
                                336 Bollay Drive
                         Santa Barbara, California 93117
                                 (805) 685-9880

            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                                   -----------
                                   Copies to:

                             JOHN T. SHERIDAN, Esq.
                             JASON P. SEBRING, Esq.

          Wilson Sonsini Goodrich & Rosati, a Professional Corporation
                               650 Page Mill Road
                            Palo Alto, CA 94304-1050
                                 (650) 493-9300

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        Approximate date of commencement of proposed sale to the public:

     FROM TIME TO TIME AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.

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     If any of the securities registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |X|

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

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     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8 (a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the commission, acting pursuant to said section 8 (a), may determine.

         We have not authorized any dealer, salesperson or any other person to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information. This prospectus does not offer to sell or seek an offer to buy any shares in any jurisdiction where it is unlawful. The information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or any sale of the shares.

                                EXPLANATORY NOTE

     The purpose of this Post-Effective Amendment No. 2 to the Registration Statement on Form S-2 of Miravant Medical Technologies (333-109367) is to amend the table under the caption "Selling Securityholders" in the prospectus to update the selling securityholders' beneficial ownership and to update certain other disclosures in the selling securityholders table and throughout the document. The prospectus also incorporates by reference the information contained in the Company's Annual Report on Form 10-K for the year ended December 31, 2003.

                                   -----------

                       8,745,000 Shares of Common Stock of

                          MIRAVANT MEDICAL TECHNOLOGIES

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                                   PROSPECTUS
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                                 April [ ], 2004


                                TABLE OF CONTENTS
                                                                    Page

       Summary..........................................................4
       Recent Developments..............................................5
       Risk Factors.....................................................8
       Use of Proceeds.................................................23
       Selling Securityholders.........................................24
       Plan of Distribution............................................28
       Description of Capital Stock....................................29
       Where You Can Find More Information.............................30
       Note Regarding Forward-Looking Statements.......................30
       Legal Matters...................................................31
       Experts.........................................................31

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING SECURITYHOLDERS MAY NOT SELL THESE SECURITIES UNTIL THE RELATED REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE.


                 SUBJECT TO COMPLETION, DATED APRIL [ _ ], 2004

                                   PROSPECTUS

                       8,745,000 Shares of Common Stock of

                          MIRAVANT MEDICAL TECHNOLOGIES

                                   -----------


     The selling securityholders listed in this prospectus may offer and sell up to 8,745,000 shares of Common Stock of Miravant Medical Technologies for their own account. We will not receive any proceeds from such sales. Of these shares, 4,500,000 shares are issuable upon the conversion of the debentures issued, up to 480,000 shares of Common Stock reserved for issuance of interest payments on those debentures and 3,375,000 shares are to be issued upon the exercise of related warrants issued in connection with the private debt offering in August 2003, and 390,000 shares were issued in connection with an agreement to retire $10.6 million of debt. Pursuant to Rule 416 under the Securities Act, this prospectus also covers an indeterminate number of additional securities that may become issuable from time to time in connection with any stock split, stock dividend or similar transaction.

     Our Common Stock is listed on the OTC Bulletin Board Quotation System, or the OTCBB, under the symbol "MRVT." On April 1, 2004, the last reported sale price for our Common Stock on the OTCBB was $3.70 per share.

     Investment in our Common Stock involves a high degree of risk. See "Risk Factors" beginning on page 6 to read about factors you should consider before buying shares of our Common Stock.

                                   -----------

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                 The date of this prospectus is April [__], 2004

                                     SUMMARY

     We are a pharmaceutical research and development company specializing in photodynamic therapy, or PDT, a treatment modality based on drugs that respond to light. When activated by light, these drugs induce a photochemical reaction in the presence of oxygen that can be used to locally destroy diseased cells and abnormal blood vessels. We have branded our novel version of PDT technology with the trademark PhotoPoint(R). Our drugs and devices are in various stages of development and have not yet been evaluated by the FDA for regulatory approval. Our most advanced drug, PhotoPoint SnET2, has completed Phase III clinical trials for the treatment of wet age-related macular degeneration, or AMD, and on March 31, 2004 we submitted a New Drug Application, or NDA, for its marketing approval.

     We believe that PhotoPoint PDT is a platform technology that has the potential to provide safe and effective treatments for a number of diseases including those in ophthalmology, dermatology, cardiovascular disease and oncology. Our current objective is to develop our PhotoPoint technology for disease indications with large potential market opportunities and/or unmet medical needs. Our strategy is to develop PhotoPoint PDT as a primary therapy and, where appropriate, as a combination therapy with other treatments such as surgery or drug therapy to achieve efficacious clinical results.

     We believe  that  commercial  success  will depend upon safety and efficacy outcomes, regulatory approvals, competition, third-party reimbursements and other factors such as the manufacturing, marketing, sales and distribution of our products. At this time, the scope of our business is research and development with limited manufacturing capabilities. For large-scale manufacturing, marketing, sales and distribution activities, we may elect to use outside contractors and/or develop these capabilities internally, or seek strategic collaborations with pharmaceutical and medical device partners in certain therapeutic areas.

     We were incorporated in Delaware in 1989 and, effective September 15, 1997, changed our name from PDT, Inc. to Miravant Medical Technologies. Our executive offices and the offices of our three subsidiaries, Miravant Pharmaceuticals, Inc., Miravant Systems, Inc. and Miravant Cardiovascular, Inc., are located at 336 Bollay Drive, Santa Barbara, California 93117. Our telephone number is (805) 685-9880. Unless otherwise indicated, all references to us also include our subsidiaries.

                               RECENT DEVELOPMENTS

     On  March  31,  2004  we  submitted  an NDA  to  the  U.S.  Food  and  Drug
Administration, or FDA, seeking marketing approval of SnET2-PDT as a new treatment for patients with wet AMD. Wet AMD, a vision-threatening disorder, is characterized by the growth of abnormal blood vessels (subfoveal choroidal neovascularization, or CNV) at the back of the eye. The CNV lesions leak fluid and blood that can lead to severe loss of central vision. SnET2-PDT uses a light-activated drug designed to selectively destroy the abnormal blood vessels and stabilize vision loss. Our NDA submission is based on clinical data from two randomized, placebo-controlled, parallel group Phase III studies conducted at 60 U.S. ophthalmology centers. The study population included patients with CNV associated with AMD who were followed for two years and evaluated for re-treatment every 13 weeks. Our decision to submit an NDA came after we completed a comprehensive analyses of the Phase III AMD clinical data for two independent trials completed in December 2001 and after holding discussions with our regulatory consultants and the ophthalmic division of the FDA. Our analyses showed positive results in a significant number of PhotoPoint SnET2 treated patients versus placebo control patients in the "per protocol" population. The per protocol population consists of those patients who received the exposure to the SnET2 treatment regimen pre-specified in the clinical study protocol, comprising a smaller number of patients than the total study population. Within 60 days of NDA submission, the FDA will make a determination to accept or refuse to file the NDA and, if accepted, will designate its review status. SnET2-PDT has been designated a fast-track product by the FDA, and Miravant is requesting priority review status for the drug, which, if granted, could result in the NDA being reviewed within six months of filing acceptance.

     In March 2003, we amended our December 2002 Convertible Debt and Warrant Purchase Agreement, or the 2002 Debt Agreement, that we entered into with a group of private accredited investors, or the 2002 Lenders. The 2002 Debt Agreement allows us to borrow up to $1.0 million per month, with any unused monthly borrowings to be carried forward. The maximum aggregate loan amount is $12.0 million with the last available borrowing in June 30, 2004. The debt is due December 31, 2008 and earns interest of 9.4% per year. The interest is payable monthly and can be accrued, paid in cash or paid in the form of Common Stock. The 2002 Lenders may terminate their obligations under the 2002 Debt Agreement if: (1) Miravant has not submitted a New Drug Application, or NDA, by March 31, 2004, (2) such filing has been rejected by the U.S. Food and Drug Administration, or FDA, or (3) Miravant, in the reasonable judgment of the 2002 Lenders, is not meeting its business objectives. As of March 15, 2004, we had borrowed $6.3 million under the 2002 Debt Agreement and there was $5.7 million remaining available to us under the 2002 Debt Agreement, subject to certain material conditions described in the 2002 Debt Agreement. As of March 15, 2004, we have issued to the 2002 Lenders warrants to purchase 3,150,000 shares of our Common Stock with an exercise price of $1.00 and upon the execution of the 2002 Debt Agreement, we issued an origination warrant to purchase 250,000 shares of our Common Stock, with an exercise price of $0.50 per share. Warrants for the purchase of 1,575,000 shares will terminate on August 28, 2008 and warrants for the purchase of 1,825,000 shares will terminate on December 31, 2008, unless previously exercised.

     In August 2003, we entered into an Unsecured Convertible Debenture and Warrant Purchase Agreement, or the 2003 Debt Agreement, with certain private accredited investors, or the 2003 Lenders. Under the 2003 Debt Agreement we borrowed $6.0 million, with interest accruing at 8% per year and due and payable quarterly, with the first interest payment due on October 1, 2003. The principal amount matures on August 28, 2006. At our option and subject to certain restrictions, we may make interest payments in cash or in shares of Common Stock. Upon the occurrence of certain events of default, the holders of the convertible debentures may require that they be repaid prior to maturity. Some of the events of default include if we fail to pay amounts due under the debentures or to otherwise perform any material covenant in the 2003 Debt Agreement or other related documents, or the rejection of our NDA submission by the FDA or the occurrence of certain insolvency-related events. In connection with the 2003 Debt Agreement, we issued two warrants to each 2003 Lender to purchase a total of 4,750,000 shares of our Common Stock, each with an expiration date of August 28, 2008 and an exercise price of $1.00 per share. As of March 15, 2004, $2.5 million of the notes have been converted into 2,500,000 shares of Common Stock and warrants covering 1,425,000 shares of Common Stock have been exercised.

     In February 2004, we entered into an Unsecured Convertible Debenture Purchase Agreement, or the February 2004 Debt Agreement, with certain private accredited investors, or the February 2004 Lenders. Under the February 2004 Debt Agreement we issued $2.0 million worth of convertible debentures maturing on February 5, 2008 with interest accruing at 8% per year, due and payable quarterly, with the first interest payment due on April 1, 2004. At our option and subject to certain restrictions, we may make interest payments in cash or in shares of our Common Stock, or the interest can be added to the outstanding principal of the note. Each convertible debenture issued pursuant to the February 2004 Debt Agreement is convertible at the holder's option into shares of our Common Stock at $2.00 per share. We are obligated to file a registration statement with the Securities and Exchange Commission, or SEC, covering the resale of the shares of Common Stock underlying these convertible debentures no later than April 30, 2004. Upon the occurrence of certain events of default, the holders of the convertible debentures may require that they be repaid prior to maturity. These events of default include our failure to pay amounts due under the debentures or to otherwise perform any material covenant in the February 2004 Debt Agreement or other related documents.

     Based on our ability to successfully obtain additional funding, our ability to obtain new collaborative partners, our ability to license and pursue development and commercialization of SnET2 for AMD or other disease indications, our ability to reduce operating costs as needed, our ability to regain our listing status on Nasdaq and various other economic and development factors, such as the cost of the programs, reimbursement and the available alternative therapies, we may or may not be able to or elect to further develop PhotoPoint PDT procedures in ophthalmology, cardiovascular disease, dermatology, oncology or in any other indications. If we are unable to secure additional funding, or if our lenders terminate our existing funding prior to June 30, 2004, we may be unable to continue as a going concern.

                                  RISK FACTORS

FACTORS AFFECTING FUTURE OPERATING RESULTS

     The following section of this report describes material risks and uncertainties relating to Miravant and our business. Our business operations may be impaired by additional risks and uncertainties that we are not aware of or that we currently consider immaterial. Our business, results of operations or cash flows may be adversely affected if any of the following risks actually occur. In such case, the trading price of our Common Stock could decline.

                          RISKS RELATED TO OUR BUSINESS

WE HAVE A HISTORY OF SIGNIFICANT OPERATING LOSSES AND EXPECT TO CONTINUE TO HAVE LOSSES IN THE FUTURE, WHICH MAY FLUCTUATE SIGNIFICANTLY AND WE MAY NEVER ACHIEVE PROFITABILITY.

     We have incurred significant losses since our inception in 1989 and, as of December 31, 2003, had an accumulated deficit of approximately $197.0 million. In each of the last three years, we have increased our borrowings through the sale of various debt instruments in order to sustain our business operations. In December 2002, we entered into a $12.0 million 2002 Convertible Debt and Warrant Agreement, or the 2002 Debt Agreement, under which we have borrowed $6.3 million at March 14, 2004. In August 2003, we entered into a $6.0 million Unsecured Convertible Debenture and Warrant Purchase Agreement, or the 2003 Debt Agreement, under which we have borrowed the full $6.0 million. Most recently, in February 2004, we entered into a $2.0 million Unsecured Convertible Debenture Agreement, or the February 2004 Debt Agreement, under which we have borrowed the full $2.0 million. We expect to continue to incur significant, and possibly increasing, operating losses over the next few years, and we believe we will be required to obtain substantial additional debt or equity financing to fund our operations during this time as we seek to achieve a level of revenues sufficient to support our anticipated cost structure. Our independent auditors, Ernst & Young LLP, have indicated in their report accompanying our December 31, 2003 consolidated financial statements that, based on generally accepted auditing standards, our viability as a going concern is in question.

     Although we continue to incur costs for research and development, preclinical studies, clinical trials and general corporate activities, we have continued to adhere to our cost restructuring program we implemented in 2002 which has helped reduce our overall costs. Our ability to achieve and sustain profitability depends upon our ability, alone or with others, to receive regulatory approval on our NDA submission for SnET2 in AMD, to successfully complete the development of our proposed products, obtain the required regulatory clearances and manufacture and market our proposed products. No revenues have been generated from commercial sales of SnET2 and only limited revenues have been generated from sales of our devices. Our ability to achieve significant levels of revenues within the next few years is dependent on the timing of receiving regulatory approval, if at all, for SnET2 in AMD and our ability to establish a collaboration with a corporate partner or other sales organization to commercialize SnET2 once regulatory approval is received, if at all. Our revenues to date have consisted of license reimbursements, grants awarded, royalties on our devices, SnET2 bulk active pharmaceutical ingredient, or bulk API sales, milestone payments, payments for our devices, and interest income. We do not expect any significant revenues until we have established a collaborative partnering agreement, receive regulatory approval and commence commercial sales.

WE WILL BE UNABLE TO BORROW THE REMAINING $5.7 MILLION UNDER THE 2002 DEBT AGREEMENT UNLESS WE MEET CERTAIN OBLIGATIONS TO THE SATISFACTION OF THE 2002 LENDERS. IF THESE OBLIGATIONS ARE NOT MET OR IF WE ARE UNABLE TO EXTEND THE BORROWING DATE, WE WILL BE UNABLE TO BORROW THE FUNDS AS PLANNED, WHICH MAY FORCE US TO SIGNIFICANTLY REDUCE OR CEASE OPERATIONS.

     In December 2002, we entered into a 2002 Debt Agreement with the 2002 Lenders. The 2002 Debt Agreement allows us to borrow up to $1.0 million per month up to a maximum aggregate of $12.0 million, with any unused monthly borrowings to be carried forward. We have borrowed $6.3 million under this agreement through March 15, 2004. The last available borrowing under the 2002 Debt Agreement has been extended to June 30, 2004. The 2002 Lenders' may terminate their obligations under the 2002 Debt Agreement if such filing has been rejected by the Food and Drug Administration (FDA) or if we, in the reasonable judgment of the 2002 Lenders, are not meeting our business objectives. Accordingly, we cannot guarantee we will receive the remaining $5.7 million under this agreement, and if we are unable to do so we may be forced to significantly reduce or cease operations if we have no other means of financing at that time.

EVEN IF WE ARE ABLE TO BORROW THE REMAINING $5.7 MILLION UNDER THE 2002 DEBT AGREEMENT, WE WILL NEED ADDITIONAL FUNDS IN 2004 TO CONTINUE OUR OPERATIONS, AND IF WE FAIL TO OBTAIN ADDITIONAL FUNDING, WE WOULD BE FORCED TO SIGNIFICANTLY SCALE BACK OR CEASE OPERATIONS.

     We are continuing our scaled back efforts in research and development and the preclinical studies and clinical trials of our products. These efforts, along with the cost of preparing the NDA for SnET2, obtaining requisite regulatory approval, and commencing pre-commercialization and manufacturing activities prior to receiving regulatory approval, has required and will require substantial expenditures. Once requisite regulatory approval has been obtained, if at all, substantial additional financing will be required for the manufacture, marketing and distribution of our product in order to achieve a level of revenues adequate to support our cost structure.

     The timing and magnitude of our future capital requirements will depend on many factors, including:

     * Our ability to establish additional collaborations and/or license SnET2 or our other new products;
     * Our ability to continue our efforts to reduce our use of cash, while continuing to advance programs;
     *    Our ability to continue to borrow under the 2002 Debt Agreement;
     * Our ability to meet our obligations under the 2002 Debt Agreement, 2003 Debt Agreement and February 2004 Debt Agreement;
     *    The viability of SnET2 for future use;
     * Our ability to obtain regulatory acceptance of the NDA submission and subsequent approval;
     *    The cost of performing pre-commercialization activities;
     * Our ability to raise equity financing or use stock awards for employee and consultant compensation;
     *    Our ability to regain our listing status on Nasdaq;
     * The pace of scientific progress and the magnitude of our research and development programs;
     *    The scope and results of preclinical studies and clinical trials;
     * The costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims;
     *    The costs involved in any potential litigation;
     *    Competing technological and market developments; and
     * Our dependence on others for development and commercialization of our potential products.

     We believe that as long as the remaining $5.7 million remains available to us under the 2002 Debt Agreement, we will have sufficient cash to fund operations through December 31, 2004. If the $5.7 million is not available or only a portion thereof is available, we believe we will be required to delay or reduce in scope one or more of our research and development programs and to adjust, defer or reduce salaries of employees and to reduce operating facilities and overhead expenditures.

     We are actively seeking additional capital needed to fund our operations through corporate collaborations or partnerships, through licensing of SnET2 or new products and through public or private equity or debt financings. Our inability to obtain additional financing would adversely affect our business and could cause us to significantly scale back or cease operations. If we are successful in obtaining additional equity or convertible debt financing this may result in significant dilution to our stockholders. In addition, any new securities issued may have rights, preferences or privileges senior to those securities held by our current stockholders.

WE ARE HIGHLY LEVERAGED, OUR RECENT DEBT AGREEMENTS HAVE FURTHER DILUTED OUR EXISTING STOCKHOLDERS AND OUR DEBT SERVICE REQUIREMENTS MAKE US VULNERABLE TO ECONOMIC DOWNTURN AND IMPOSE RESTRICTIONS ON OUR OPERATIONS.

     The face amount of our debt outstanding was approximately $11.8 million as of March 15, 2004. There is no certainty that our cash balance and our financing arrangements, will be sufficient to finance our operating requirements, and our indebtedness may restrict our ability to obtain additional financing in the future. The issuance of additional warrants to purchase Common Stock in connection with the 2002 and 2003 Debt Agreements and related negotiations with existing debtors has resulted in the issuance of significant amounts of securities which has a dilutive effect on our existing stockholders. Also, we are highly leveraged, which may place us at a competitive disadvantage and makes us more susceptible to downturns in our business in the event our cash balances are not sufficient to cover our debt service requirements. In addition, the February 2004 Debt Agreement, the 2003 Debt Agreement and the 2002 Debt Agreement contain certain covenants that impose operating and financial restrictions on us. These covenants may affect our ability to conduct operations to raise additional financing or to engage in other business activities that may be in our interest. In addition, if we cannot achieve the financial results necessary to maintain compliance with these covenants, we could be declared in default.

OUR FUTURE SUCCESS IS HIGHLY DEPENDENT ON REGULATORY APPROVAL AND SUCCESSFUL COMMERCIALIZATION OF SNET2. IF OUR SUBMISSION FOR SNET2 DOES NOT SUPPORT THE ACCEPTANCE FOR FILING OR APPROVAL OF THE NDA BY THE FDA FOR ANY REASON, OUR BUSINESS WILL BE SUBSTANTIALLY HARMED. ADDITIONALLY, WE CANNOT BE ASSURED THAT WE WILL BE ABLE TO MAINTAIN OUR FAST-TRACK DESIGNATION WITH THE FDA BECAUSE OF SUBSEQUENT FDA APPROVALS RECEIVED FOR THE TREATMENT OF AMD TO THIRD PARTIES.

     Within 60 days of NDA submission, the FDA will make a determination to accept or refuse to file the NDA and, if accepted, will designate its review status. We cannot guarantee the FDA will accept our NDA for filing. In the event that the FDA does not accept our NDA for fling, we may be required to provide additional information or conduct additional clinical trials before resubmitting our NDA and before the FDA may accept our NDA for substantive review. If this occurs, there is likely to be a substantial delay in the approval process and it is less likely that SnET2 will be approved. This delay would have an immediate material adverse effect on our business and would likely further depress the price of our stock.

     Even if the FDA accepts our submission for filing, the FDA may not ultimately approve our NDA for SnET2. This approval process may take a significant amount of time and the FDA's approval, if any, may be contingent upon satisfying additional requirements. For instance, the FDA may require follow-up clinical trials or pre-clinical studies prior to final approval, which may be costly and may cause a significant delay in the timing of receiving FDA approval. If the FDA does approve this NDA, the approved label claims could be for a limited market, resulting in smaller than expected markets and revenue. Additionally, we received a fast-track designation on our clinical program in 1998 primarily due to the lack of an existing approved treatment for AMD. Subsequently, there has been an approval by the FDA for the treatment of a specific portion of the AMD disease, thus, there can be no guarantee that we will be able to maintain our fast-track designation, and related benefits, from the FDA, which may further delay the timing of a potential FDA approval. Any delay in receiving FDA approval further limits our ability to begin market commercialization and harms our on-going funding requirements and our business. Additionally, we might be forced to substantially scale down our operations or sell certain of our assets, and it is likely the price of our stock would decline precipitously.

EVEN IF WE RECEIVE REGULATORY APPROVAL OF SNET2 FOR THE TREATMENT OF AMD, SNET2 MAY NOT BE COMMERCIALLY SUCCESSFUL.

     Even if SnET2 receives regulatory approval, patients and physicians may not readily accept it, which would result in lower than projected sales and substantial harm to our business. Acceptance will be a function of SnET2 being clinically useful and demonstrating superior therapeutic effect with an acceptable side-effect profile, as compared to currently existing or future treatments. In addition, even if SnET2 does achieve market acceptance, we may not be able to maintain that market acceptance over time if new products are introduced that are more favorably received than SnET2 or render SnET2 obsolete.

WE FACE INTENSE COMPETITION AND OUR FAILURE TO COMPETE EFFECTIVELY, PARTICULARLY AGAINST LARGER, MORE ESTABLISHED PHARMACEUTICAL AND MEDICAL DEVICE COMPANIES, WILL CAUSE OUR BUSINESS TO SUFFER.

     Many of our competitors have substantially greater financial, technical and human resources than we do, and may also have substantially greater experience in developing products, conducting preclinical studies or clinical trials, obtaining regulatory approvals and manufacturing and marketing and distribution. Further, our competitive position could be harmed by the establishment of patent protection by our competitors. The existing competitors or other companies may succeed in developing technologies and products that are more safe, effective or affordable than those being developed by us or that would render our technology and products less competitive or obsolete.

     We are aware that other companies are marketing or developing certain products to prevent, diagnose or treat diseases for which we are developing PhotoPoint PDT. These products, as well as others of which we may not be aware, may adversely affect the existing or future market for our products. Competitive products may include, but are not limited to, drugs such as those designed to inhibit angiogenesis or otherwise target new blood vessels, certain medical devices, such as drug-eluting stents and other photodynamic therapy treatments.

     We are aware of various competitors involved in the photodynamic therapy or AMD sector. We understand that these companies are conducting preclinical studies and/or clinical trials in various countries and for a variety of disease indications. Our direct competitors in our sector include QLT Inc., or QLT, DUSA Pharmaceuticals, or DUSA, Axcan Pharm Inc., or Axcan, Eyetech Pharmacueticals Inc., or Eyetech, and Pharmacyclics. QLT's drug Visudyne(R) has received marketing approval in the United States and certain other countries for the treatment of AMD and has been commercialized by Novartis. Axcan and DUSA have photodynamic therapy drugs, both of which have received marketing approval in the United States - Photofrin(R) (Axcan) for the treatment of certain oncology indications and Levulan(R) (DUSA Pharmaceuticals) for the treatment of actinic keratoses, a dermatological condition. Pharmacyclics has a photodynamic therapy drug that has not received marketing approval, which is being used in certain preclinical studies and/or clinical trials for ophthalmology, oncology and cardiovascular indications. Eyetech is currently completing a Phase III clinical trial in AMD and is expected to submit an NDA at the end of 2004 or the beginning of 2005 . We are aware of other drugs and devices under development by these and other competitors in additional disease areas for which we are developing PhotoPoint PDT. These competitors as well as others that we are not aware of, may develop superior products or reach the market prior to PhotoPoint PDT and render our products non-competitive or obsolete.

AS A RESULT OF OUR SHARES BEING DELISTED FROM TRADING ON NASDAQ, OUR ABILITY TO RAISE ADDITIONAL CAPITAL MAY BE LIMITED OR IMPAIRED.

     We were delisted by Nasdaq on July 11, 2002 and our Common Stock began trading on the Over-The-Counter Bulletin Board(R), or OTCBB, effective as of the opening of business on July 12, 2002. Our management continues to review our ability to regain our listing status with Nasdaq, however, we cannot guarantee we will be able to raise the additional capital needed or to increase the current trading price of our Common Stock to allow us to meet the relisting requirements for the Nasdaq National Market or the Nasdaq Small Cap Market on a timely basis, if at all, and there is no guarantee that Nasdaq would approve our relisting request even if we met all the listing requirements. Our ability to obtain additional funding, beyond our current funding agreements is impeded by a number of factors including that fact that our Common Stock is currently being traded on the OTCBB and may prevent us from obtaining additional financing as required in the near term on favorable terms or at all.

OUR FINANCIAL CONDITION AND COST REDUCTION EFFORTS COULD RESULT IN DECREASED EMPLOYEE MORALE AND LOSS OF EMPLOYEES AND CONSULTANTS WHO ARE CRITICAL TO OUR SUCCESS.

     Our success in the future will depend in large part on our ability to attract and retain highly qualified scientific, management and other personnel and to develop and maintain relationships with leading research institutions and consultants. We are highly dependent upon principal members of our management, key employees, scientific staff and consultants, which we may retain from time to time. We currently have limited cash and capital resources and our ability to raise funds is questionable, causing our business outlook to be uncertain. Additionally, due to our ongoing limited cash balances, we try to utilize stock options and stock awards as a key component of short-term and long-term compensation. However, given the volatility of our stock and the uncertainty of our long-term prospects, our ability to use stock options and stock awards as compensation may be limited. These measures, along with our financial condition, may cause employees to question our long-term viability and increase our turnover. These factors may also result in reduced productivity and a decrease in employee morale causing our business to suffer. We do not have insurance providing us with benefits in the event of the loss of key personnel. Our consultants may be affiliated with or employed by others, and some have consulting or other advisory arrangements with other entities that may conflict or compete with their obligations to us.

IF WE ARE NOT ABLE TO MAINTAIN AND SUCCESSFULLY ESTABLISH NEW COLLABORATIVE AND LICENSING ARRANGEMENTS WITH OTHERS, OUR BUSINESS WILL BE HARMED.

     Our business model is based on establishing collaborative relationships with other parties both to license compounds upon which our products and technologies are based and to manufacture, market and sell our products. As a development company we must have access to compounds and technologies to license for further development. For example, we are party to a License Agreement with the University of Toledo, the Medical College of Ohio and St. Vincent Medical Center, of Toledo, Ohio, collectively referred to as Toledo, to license or sublicense certain photoselective compounds, including SnET2. Similarly, we must also establish relationships with suppliers and manufacturers to build our medical devices and to manufacture our compounds. We have partnered with Iridex for the manufacture of certain light sources and have entered into an agreement with Fresenius for supply of the final dose formulation of SnET2. Due to the expense of the drug approval process it is critical for us to have relationships with established pharmaceutical companies to offset some of our development costs in exchange for a combination of manufacturing, marketing and distribution rights. We formerly had a significant relationship with Pharmacia for the development of SnET2 for the treatment of AMD, which was terminated in March 2002. To further develop SnET2 for AMD or other indications it is essential that we establish a new collaborative relationship with another party.

     We are currently at various stages of discussions with various companies regarding the establishment of new collaborations. If we are not successful in establishing new collaborative partners for the potential development of SnET2 or our other molecules, we may not be able to pursue further development of such drugs and/or may have to reduce or cease our current development programs, which would materially harm our business. Even if we are successful in establishing new collaborations, they are subject to numerous risks and uncertainties including the following:

     *    Our ability to negotiate acceptable collaborative arrangements;
     * Future or existing collaborative arrangements may not be successful or may not result in products that are marketed or sold;
     * Collaborative partners are free to pursue alternative technologies or products either on their own or with others, including our competitors, for the diseases targeted by our programs and products;
     * Our partners may fail to fulfill their contractual obligations or terminate the relationships described above, and we may be required to seek other partners, or expend substantial resources to pursue these activities independently; and
     * Our ability to manage, interact and coordinate our timelines and objectives with our strategic partners may not be successful.

ALL OF OUR PRODUCTS, EXCEPT SNET2 AND MV9411, ARE IN AN EARLY STAGE OF DEVELOPMENT AND ALL OF OUR PRODUCTS, INCLUDING SNET2 AND MV9411, MAY NEVER BE SUCCESSFULLY COMMERCIALIZED.

     Our products, except SnET2 and MV9411, are at an early stage of development and our ability to successfully commercialize these products, including SnET2 and MV9411, is dependent upon:

     * Successfully completing our research or product development efforts or those of our collaborative partners;
     *    Successfully   transforming  our  drugs  or  devices  currently  under
          development into marketable products;
     *    Obtaining the required regulatory approvals;
     * Manufacturing our products at an acceptable cost and with appropriate quality;
     *    Favorable acceptance of any products marketed; and
     *    Successful marketing and sales efforts of our corporate partner(s).

     We may not be successful in achieving any of the above, and if we are not successful, our business, financial condition and operating results would be adversely affected. The time frame necessary to achieve these goals for any individual product is long and uncertain. Most of our products currently under development will require significant additional research and development and preclinical studies and clinical trials, and all will require regulatory approval prior to commercialization. The likelihood of our success must be considered in light of these and other problems, expenses, difficulties, complications and delays.

OUR PRODUCTS, INCLUDING SNET2 AND MV9411, MAY NOT SUCCESSFULLY COMPLETE THE CLINICAL TRIAL PROCESS AND WE MAY BE UNABLE TO PROVE THAT OUR PRODUCTS ARE SAFE AND EFFICACIOUS.

     All of our drug and device products currently under development will require extensive preclinical studies and/or clinical trials prior to regulatory approval for commercial use, which is a lengthy and expensive process. None of our products, except SnET2, have completed testing for efficacy or safety in humans, and none of our products, including SnET2, have been approved for any purpose by the FDA. Some of the risks and uncertainties related to safety and efficacy testing and the completion of preclinical studies and clinical trials include:

     * Our ability to demonstrate to the FDA that our products are safe and efficacious;
     *    Our products may not be as efficacious as our competitors' products;
     * Our ability to successfully complete the testing for any of our compounds within any specified time period, if at all;
     * Clinical outcomes reported may change as a result of the continuing evaluation of patients;
     * Data obtained from preclinical studies and clinical trials are subject to varying interpretations which can delay, limit or prevent approval by the FDA or other regulatory authorities;
     * Problems in research and development, preclinical studies or clinical trials that will cause us to delay, suspend or cancel clinical trials; and
     * As a result of changing economic considerations, competitive or new technological developments, market approvals or changes, clinical or regulatory conditions, or clinical trial results, our focus may shift to other indications, or we may determine not to further pursue one or more of the indications currently being pursued.

     Data already obtained from preclinical studies and clinical trials of our products under development do not necessarily predict the results that will be obtained from future preclinical studies and clinical trials. A number of companies in the pharmaceutical industry, including biotechnology companies like us, have suffered significant setbacks in advanced clinical trials, even after promising results in earlier clinical trials. Moreover, our clinical trials may not demonstrate the sufficient levels of safety and efficacy necessary to obtain the requisite regulatory approval or may not result in marketable products. The failure to adequately demonstrate the safety and effectiveness of a product under development could delay or prevent regulatory approval of the potential product and would materially harm our business.

THE PRICE OF OUR COMMON STOCK HAS BEEN AND MAY CONTINUE TO BE VOLATILE.

     From time to time and in particular during the year ended December 31, 2003, the price of our Common Stock has been highly volatile. These fluctuations create a greater risk of capital losses for our stockholders as compared to less volatile stocks. From January 1, 2003 to March 15, 2004, our Common Stock price, per Nasdaq and OTCBB closing prices, has ranged from a high of $3.96 to a low of $0.71.

     The market prices for our Common Stock, and the securities of emerging pharmaceutical and medical device companies, have historically been highly volatile and subject to extreme price fluctuations, which may reduce the market price of the Common Stock. Extreme price fluctuations could be the result of the following:

     *    The acceptance for filing of our NDA for SnET2 in AMD by the FDA;
     * The results of the FDA review of our NDA submission and our ability to receive approval from the FDA for commercialization;
     * Our ability to continue to borrow under the 2002 Debt Agreement through June 30, 2004;
     * Announcements concerning Miravant or our collaborators, competitors or industry;
     * Our ability to successfully establish new collaborations and/or license SnET2 or our other new products;
     *    The  results  of  our  testing,   technological   innovations  or  new
          commercial products;
     * The results of preclinical studies and clinical trials by us or our competitors;
     *    Technological innovations or new therapeutic products;
     *    Our ability to regain our listing status on Nasdaq;
     * Public concern as to the safety, efficacy or marketability of products developed by us or others;
     *    Comments by securities analysts;
     *    The achievement of or failure to achieve certain milestones;
     *    Litigation,  such as from stockholder lawsuits or patent infringement;
          and
     * Governmental regulations, rules and orders, or developments concerning safety of our products.

     In addition, the stock market has experienced extreme price and volume fluctuations. This volatility has significantly affected the market prices of securities of many emerging pharmaceutical and medical device companies for reasons frequently unrelated or disproportionate to the performance of the specific companies. If these broad market fluctuations cause the trading price of our Common Stock to decline further, we may be unable to obtain additional capital that we may need through public or private financing activities and our stock may not be relisted on Nasdaq, further exacerbating our ability to raise funds and limiting our stockholders' ability to sell their shares. Because outside financing is critical to our future success, large fluctuations in our share price that harm our financing activities could cause us to significantly alter our business plans or cease operations altogether.

WE MAY RELY ON THIRD PARTIES TO ASSIST US WITH THE FOLLOW-UP REVIEW OF THE NDA, IF NEEDED, AND TO CONDUCT CLINICAL TRIALS ON OUR PRODUCTS, AND IF THESE RESOURCES FAIL, OUR ABILITY TO COMPLETE THE NDA REVIEW PROCESS OR SUCCESSFULLY COMPLETE CLINICAL TRIALS WILL BE ADVERSELY AFFECTED AND OUR BUSINESS WILL SUFFER.

     To date, we have limited experience in conducting clinical trials. We have relied on Parexel International, a large clinical research organization, or CRO, as well as numerous other consultants, to assist in preparation of our NDA, which we submitted to the FDA on March 31, 2004. Additionally, we relied on Pharmacia, our former corporate partner, and Inveresk, Inc., formerly ClinTrials Research, Inc., a CRO, to complete our Phase III AMD clinical trials and we currently rely on a Parexel International for our Phase II dermatology clinical trials. We may need to rely on Parexel International and other consultants and third parties to complete the review of the NDA by the FDA. We will either need to rely on third parties, including our collaborative partners, to design and conduct any required clinical trials or expend resources to hire additional personnel or engage outside consultants or contract research organizations to administer current and future clinical trials. We may not be able to find appropriate third parties to design and conduct clinical trials or we may not have the resources to administer clinical trials in-house. The failure to have adequate resources for completing the review process of the NDA, and conducting and managing clinical trials will have a negative impact on our ability to develop marketable products and would harm our business. Other CROs may be available in the event that our current CROs fail; however there is no guarantee that we would be able to engage another organization in a timely manner, if at all. This could cause delays in our clinical trials and our development programs, which could materially harm our business.

WE RELY ON PATIENT ENROLLMENT TO CONDUCT CLINICAL TRIALS, AND OUR INABILITY TO CONTINUE TO ATTRACT PATIENTS TO PARTICIPATE WILL HAVE A NEGATIVE IMPACT ON OUR CLINICAL TRIAL RESULTS.

     Our ability to complete clinical trials is dependent upon the rate of patient enrollment. Patient enrollment is a function of many factors including:

     *    The nature of our clinical trial protocols;
     *    Existence of competing protocols or treatments;
     *    Size and longevity of the target patient population;
     *    Proximity of patients to clinical sites; and
     *    Eligibility criteria for the clinical trials.

     A specific concern for potential future AMD clinical trials, if any, is that there currently is an approved treatment for AMD and patients enrolled in future AMD clinical trials, if any, may choose to drop out of the trial or pursue alternative treatments. This could result in delays or incomplete clinical trial data.

     We cannot assure that we will obtain or maintain adequate levels of patient enrollment in current or future clinical trials. Delays in planned patient enrollment may result in increased costs, delays or termination of clinical trials, which could result in slower introduction of our potential products, a reduction in our revenues and may prevent us from becoming profitable. In addition, the FDA may suspend clinical trials at any time if, among other reasons, it concludes that patients participating in such trials are being exposed to unacceptable health risks. Failure to obtain and keep patients in our clinical trials will delay or completely impede test results, which will negatively impact the development of our products and prevent us from becoming profitable.

WE MAY FAIL TO ADEQUATELY PROTECT OR ENFORCE OUR INTELLECTUAL PROPERTY RIGHTS, OUR PATENTS AND OUR PROPRIETARY TECHNOLOGY, WHICH WILL MAKE IT EASIER FOR OTHERS TO MISAPPROPRIATE OUR TECHNOLOGY AND INHIBIT OUR ABILITY TO BE COMPETITIVE.

     Our success will depend, in part, on our and our licensors' ability to obtain, assert and defend our patents, protect trade secrets and operate without infringing the proprietary rights of others. The exclusive license relating to various drug compounds, including our leading drug candidate SnET2, may become non-exclusive if we fail to satisfy certain development and commercialization objectives. The termination or restriction of our rights under this or other licenses for any reason would likely reduce our future income, increase our costs and limit our ability to develop additional products.

     The patent position of pharmaceutical and medical device firms generally is highly uncertain. Some of the risks and uncertainties include:

     * The patent applications owned by or licensed to us may not result in issued patents;
     * Our issued patents may not provide us with proprietary protection or competitive advantages;
     *    Our issued patents may be infringed upon or designed around by others;
     * Our issued patents may be challenged by others and held to be invalid or unenforceable;
     * The patents of others may prohibit us from developing our products as planned; and
     *    Significant time and funds may be necessary to defend our patents.

     We are aware that our competitors and others have been issued patents relating to photodynamic therapy. In addition, our competitors and others may have been issued patents or filed patent applications relating to other potentially competitive products of which we are not aware. Further, our competitors and others may in the future file applications for, or otherwise obtain proprietary rights to, such products. These existing or future patents, applications or rights may conflict with our or our licensors' patents or applications. Such conflicts could result in a rejection of our or our licensors' applications or the invalidation of the patents.

     Further exposure could arise from the following risks and uncertainties:

     * We do not have contractual indemnification rights against the licensors of the various drug patents;
     * We may be required to obtain licenses under dominating or conflicting patents or other proprietary rights of others;
     * Such licenses may not be made available on terms acceptable to us, if at all; and
     * If we do not obtain such licenses, we could encounter delays or could find that the development, manufacture or sale of products requiring such licenses is foreclosed.

     We also seek to protect our proprietary technology and processes in part by confidentiality agreements with our collaborative partners, employees and consultants. These agreements could be breached and we may not have adequate remedies for any breach.

     The occurrence of any of these events described above could harm our competitive position. If such conflicts occur, or if we believe that such products may infringe on our proprietary rights, we may pursue litigation or other proceedings, or may be required to defend against such litigation. We may not be successful in any such proceeding. Litigation and other proceedings are expensive and time consuming, regardless of whether we prevail. This can result in the diversion of substantial financial, managerial and other resources from other activities. An adverse outcome could subject us to significant liabilities to third parties or require us to cease any related research and development activities or product sales.

WE HAVE LIMITED MANUFACTURING CAPABILITY AND EXPERIENCE AND THUS RELY HEAVILY UPON THIRD PARTIES. IF WE ARE UNABLE TO MAINTAIN AND DEVELOP OUR PAST MANUFACTURING CAPABILITY, OR IF WE ARE UNABLE TO FIND SUITABLE THIRD PARTY MANUFACTURERS AND OUR OPERATING RESULTS COULD SUFFER.

     Prior to our being able to supply drugs for commercial use, our manufacturing facilities must comply with Good Manufacturing Practices, or GMPs. In addition, if we elect to outsource manufacturing to third-party manufacturers, these facilities also have to satisfy GMP and FDA manufacturing requirements. To be successful, our products must be manufactured in commercial quantities under current GMPs and must be at acceptable costs. Although we intend to manufacture drugs and devices at clinical manufacturing levels, we have not yet manufactured any products under GMPs which can be released for commercial use, and we have limited experience in manufacturing in commercial quantities. We were licensed by the State of California to manufacture bulk API at one of our Santa Barbara, California facilities for clinical trial and other use. This particular manufacturing facility was closed in 2002 and has been reconstructed in our existing operating facility. The manufacturing facility at the new location is operational, pending required regulatory approvals by the State of California and federal regulatory agencies, and has recently completed production of compatibility and stability batches.

     In the original manufacturing facility, we have manufactured bulk API, the process up to the final formulation and packaging step for SnET2, which we currently have in inventory. We believe the quantities we have in inventory are enough to support an initial commercial launch of SnET2, though there can be no assurance that SnET2 and our new manufacturing facility will be approved by the FDA or that if such approval is received, the existing commercial bulk API inventory will be approved for commercial use. We also have the ability to manufacture light producing devices and light delivery devices, and conduct other production and testing activities to support current clinical programs, at this location. However, we have limited capabilities, personnel and experience in the manufacture of finished drug product, and, at commercial levels, light producing and light delivery devices and utilize outside suppliers, contracted or otherwise, for certain materials and services related to our manufacturing activities.

     We currently have the capacity, in conjunction with our manufacturing suppliers Fresenius and Iridex, to manufacture products at certain commercial levels and we believe we will be able to do so under GMPs with subsequent FDA approval. If we receive FDA or other regulatory approval, we may need to expand our manufacturing capabilities and/or depend on our collaborators, licensees or contract manufacturers for the expanded commercial manufacture of our products. If we expand our manufacturing capabilities, we will need to expend substantial funds, hire and retain significant additional personnel and comply with extensive regulations. We may not be able to expand successfully or we may be unable to manufacture products in increased commercial quantities for sale at competitive prices. Further, we may not be able to enter into future manufacturing arrangements with collaborators, licensees, or contract manufacturers on acceptable terms or at all. If we are not able to expand our manufacturing capabilities or enter into additional commercial manufacturing agreements, our commercial product sales, as well as our overall business growth could be limited, which in turn could prevent us from becoming profitable or viable as a business. We are currently the sole manufacturer of bulk API for SnET2, Fresenius is the sole manufacturer of the final dose formulation of SnET2 and Iridex is currently the sole supplier of the light producing devices used in our AMD clinical trials. All currently have commercial quantity capabilities. At this time, we have no readily available back-up manufacturers to produce the bulk API for SnET2, or the final formulation of SnET2 at commercial levels or back-up suppliers of the light producing devices. If Fresenius could no longer manufacture for us or Iridex was unable to supply us with devices, we could experience significant delays in production or may be unable to find a suitable replacement, which would reduce our revenues and harm our ability to commercialize our products and become profitable.

WE HAVE LIMITED MARKETING CAPABILITY AND EXPERIENCE AND THUS RELY HEAVILY UPON THIRD PARTIES IN THIS REGARD.

     We have no direct experience in marketing, distributing and selling our pharmaceutical or medical device products. We will need to develop a sales force or rely on our collaborators or licensees or make arrangements with others to provide for the marketing, distribution and sale of our products. We currently intend to rely on Iridex for any medical device needs for the AMD program. Our marketing, distribution and sales capabilities or current or future arrangements with third parties for such activities may not be adequate for the successful commercialization of our products.

OUR PRODUCTS MAY EXHIBIT ADVERSE SIDE EFFECTS THAT PREVENT THEIR WIDESPREAD ADOPTION OR THAT NECESSITATE WITHDRAWAL FROM THE MARKET.

     Our PhotoPoint PDT drug and device products may exhibit undesirable and unintended side effects that may prevent or limit their commercial adoption and use. One such side effect upon the adoption of our PhotoPoint PDT drug and device products as potential therapeutic agents may be a period of photosensitivity for a certain period of time after receiving PhotoPoint PDT. This period of photosensitivity is generally dose dependent and typically declines over time. Even upon receiving approval by the FDA and other regulatory authorities, our products may later exhibit adverse side effects that prevent widespread use or necessitate withdrawal from the market. The manifestation of such side effects could cause our business to suffer.

ACCEPTANCE OF OUR PRODUCTS IN THE MARKETPLACE IS UNCERTAIN, AND FAILURE TO ACHIEVE MARKET ACCEPTANCE WILL HARM OUR BUSINESS.

     Even if approved for marketing, our products may not achieve market acceptance. The degree of market acceptance will depend upon a number of factors, including:

     * The establishment and demonstration in the medical community of the safety and clinical efficacy of our products and their potential advantages over existing therapeutic products and diagnostic and/or imaging techniques. For example, if we are able to eventually obtain approval of our drugs and devices to treat cardiovascular restenosis we will have to demonstrate and gain market acceptance of this as a method of treatment over use of drug coated stents and other restenosis treatment options;
     * Pricing and reimbursement policies of government and third-party payors such as insurance companies, health maintenance organizations and other plan administrators; and
     * The possibility that physicians, patients, payors or the medical community in general may be unwilling to accept, utilize or recommend any of our products.

     If our products are not accepted due to these or other factors our business will not develop as planned and may be harmed.

OUR ABILITY TO ESTABLISH AND MAINTAIN AGREEMENTS WITH OUTSIDE SUPPLIERS MAY NOT BE SUCCESSFUL AND OUR FAILURE TO DO SO COULD ADVERSELY AFFECT OUR BUSINESS.

     We depend on outside suppliers for certain raw materials and components for our products. Although most of our raw materials and components are available from various sources, such raw materials or components may not continue to be available to our standards or on acceptable terms, if at all, and alternative suppliers may not be available to us on acceptable terms, if at all. Further, we may not be able to adequately produce needed materials or components in-house. We are currently dependent on single, contracted sources for certain key materials or services used by us in our drug development, light producing and light delivery device development and production operations. We are seeking to establish relationships with additional suppliers, however, we may not be successful in doing so and may encounter delays or other problems. If we are unable to produce our potential products in a timely manner, or at all, our sales would decline, our development activities could be delayed or cease and as a result we may never achieve profitability.

WE MAY NOT HAVE ADEQUATE PROTECTION AGAINST PRODUCT LIABILITY OR RECALL, WHICH COULD SUBJECT US TO LIABILITY CLAIMS THAT COULD MATERIALLY HARM OUR BUSINESS.

     The testing, manufacture, marketing and sale of human pharmaceutical products and medical devices entail significant inherent, industry-wide risks of allegations of product liability. The use of our products in clinical trials and the sale of our products may expose us to liability claims. These claims could be made directly by patients or consumers, or by companies, institutions or others using or selling our products. The following are some of the risks related to liability and recall:

     * We are subject to the inherent risk that a governmental authority or third party may require the recall of one or more of our products;
     * We have not obtained product liability insurance that would cover a claim relating to the clinical or commercial use or recall of our products;
     * In the absence of product liability insurance, claims made against us or a product recall could result in our being exposed to large damages and expenses;
     * If we obtain product liability insurance coverage in the future, this coverage may not be available at a reasonable cost and in amounts sufficient to protect us against claims that could cause us to pay large amounts in damages; and
     * Liability claims relating to our products or a product recall could negatively affect our ability to obtain or maintain regulatory approval for our products.

     We currently do not expect to obtain product liability insurance until we have an approved product and begin distributing the product for commercial use. We plan to obtain product liability insurance to cover our indemnification obligations to Iridex for third party claims relating to any of our potential negligent acts or omissions involving our SnET2 drug technology or PhotoPoint PDT light device technology. A successful product liability claim could result in monetary or other damages that could harm our business, financial condition and additionally cause us to cease operations.

OUR BUSINESS COULD SUFFER IF WE ARE UNSUCCESSFUL IN INTEGRATING BUSINESS COMBINATIONS AND STRATEGIC ALLIANCES.

     We may expand our operations and market presence by entering into business combinations, joint ventures or other strategic alliances with other companies. These transactions create risks, such as:

     * The difficulty assimilating the operations, technology and personnel of the combined companies;
     * The disruption of our ongoing business, including loss of management focus on existing businesses and other market developments;
     * Problems retaining key technical and managerial personnel; expenses associated with the amortization of goodwill and other purchased intangible assets;
     *    Additional operating losses and expenses of acquired businesses;
     * The impairment of relationships with existing employees, customers and business partners; and
     *    Additional losses from any equity investments we might make.

     We may not succeed in addressing these risks, and we may not be able to make business combinations and strategic investments on terms that are acceptable to us. In addition, any businesses we may acquire may incur operating losses.

WE RELY ON THE AVAILABILITY OF CERTAIN UNPROTECTED INTELLECTUAL PROPERTY RIGHTS, AND IF ACCESS TO SUCH RIGHTS BECOMES UNAVAILABLE, OUR BUSINESS COULD SUFFER.

     Our trade secrets may become known or be independently discovered by competitors. Furthermore, inventions or processes discovered by our employees will not necessarily become our property and may remain the property of such persons or others.

     In addition, certain research activities relating to the development of certain patents owned by or licensed to us were funded, in part, by agencies of the United States Government. When the United States Government participates in research activities, it retains certain rights that include the right to use the resulting patents for government purposes under a royalty-free license.

     We also rely upon unpatented trade secrets, and no assurance can be given that others will not independently develop substantially equivalent proprietary information and techniques, or otherwise gain access to our trade secrets or disclose such technology, or that we can meaningfully protect our rights to our unpatented trade secrets and know-how.

     In the event that the intellectual property we do or will rely on becomes unavailable, our ability to be competitive will be impeded and our business will suffer.

OUR PREFERRED STOCKHOLDER RIGHTS PLAN MAKES EFFECTING A CHANGE OF CONTROL OF MIRAVANT MORE DIFFICULT, WHICH MAY DISCOURAGE OFFERS FOR SHARES OF OUR COMMON STOCK.

     Our Board of Directors has adopted a Preferred Stockholder Rights Plan, or Rights Plan. The Rights Plan may have the effect of delaying, deterring, or preventing changes in our management or control of Miravant, which may discourage potential acquirers who otherwise might wish to acquire us without the consent of the Board of Directors. Under the Rights Plan, if a person or group acquires 20% or more of our Common Stock, all holders of rights (other than the acquiring stockholder) may, upon payment of the purchase price then in effect, purchase Common Stock having a value of twice the purchase price. In April 2001, the Rights Plan was amended to increase the trigger percentage from 20% to 25% as it applies to Pharmacia and excluded shares acquired by Pharmacia in connection with our 2001 Credit Agreement with Pharmacia, and from the exercise of warrants held by Pharmacia. We also waived the provisions of the Rights Plan with respect to the securities issued to the 2003 Lenders pursuant to the 2003 Debt Agreement, including the shares of Common Stock issuable upon conversion or exercise of such securities and any other securities that may in the future be issued to the 2003 Lenders pursuant to their participation rights under the 2003 Debt Agreement with respect to future financings by Miravant. In the event that we are involved in a merger or other similar transaction where we are not the surviving corporation, all holders of rights (other than the acquiring stockholder) shall be entitled, upon payment of the then in effect purchase price, to purchase Common Stock of the surviving corporation having a value of twice the purchase price. The rights will expire on July 31, 2010, unless previously redeemed.

OUR CHARTER AND BYLAWS CONTAIN PROVISIONS THAT MAY PREVENT TRANSACTIONS THAT COULD BE BENEFICIAL TO STOCKHOLDERS.

     Our charter and bylaws restrict certain actions by our stockholders. For example:

     * Our stockholders can act at a duly called annual or special meeting but they may not act by written consent;
     * Special meetings of stockholders can only be called by our chief executive officer, president, or secretary at the written request of a majority of our Board of Directors; and
     * Stockholders also must give advance notice to the secretary of any nominations for director or other business to be brought by stockholders at any stockholders' meeting.

     Some of these restrictions can only be amended by a super-majority vote of members of the Board and/or the stockholders. These and other provisions of our charter and bylaws, as well as certain provisions of Delaware law, could prevent changes in our management and discourage, delay or prevent a merger, tender offer or proxy contest, even if the events could be beneficial to our stockholders. These provisions could also limit the price that investors might be willing to pay for our Common Stock.

     In addition, our charter authorizes our Board of Directors to issue shares of undesignated preferred stock without stockholder approval on terms that the Board may determine. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to our other stockholders or otherwise adversely affect their rights and powers, including voting rights. Moreover, the issuance of preferred stock may make it more difficult or may discourage another party from acquiring voting control of us.

BUSINESS INTERRUPTIONS COULD ADVERSELY AFFECT OUR BUSINESS.

     Our operations are vulnerable to interruption in the event of war, terrorism, fire, earthquake, power loss, floods, telecommunications failure and other events beyond our control. We do not have a detailed disaster recovery plan. Our facilities are all located in the State of California and were subject to electricity blackouts as a consequence of a shortage of available electrical power. There is no guarantee that this electricity shortage has been permanently resolved, as such, we may again in the future experience unexpected blackouts. Though we do have back-up electrical generation systems in place, they are for use for a limited time and in the event these blackouts continue or increase in severity, they could disrupt the operations of our affected facilities. In addition, we may not carry adequate business interruption insurance to compensate us for losses that may occur and any losses or damages incurred by us could be substantial.

                          RISKS RELATED TO OUR INDUSTRY

WE ARE SUBJECT TO UNCERTAINTIES REGARDING HEALTH CARE REIMBURSEMENT AND REFORM.

     Our products may not be covered by the various health care providers and third party payors. If they are not covered, our products may not be purchased or sold as expected. Our ability to commercialize our products successfully will depend, in part, on the extent to which reimbursement for these products and related treatment will be available from government health administration authorities, private health insurers, managed care entities and other organizations. These payers are increasingly challenging the price of medical products and services and establishing protocols and formularies, which effectively limit physicians' ability to select products and procedures.
Uncertainty exists as to the reimbursement status of health care products, especially innovative technologies. Additionally, reimbursement coverage, if available, may not be adequate to enable us to achieve market acceptance of our products or to maintain price levels sufficient for realization of an appropriate return on our products.

     The efforts of governments and third-party payors to contain or reduce the cost of healthcare will continue to affect our business and financial condition as a biotechnology company. In foreign markets, pricing or profitability of medical products and services may be subject to government control. In the United States, we expect that there will continue to be federal and state proposals for government control of pricing and profitability. In addition, increasing emphasis on managed healthcare has increased pressure on pricing of medical products and will continue to do so. These cost controls may prevent us from selling our potential products profitability, may reduce our revenues and may affect our ability to raise additional capital.

     In addition, cost control initiatives could adversely affect our business in a number of ways, including:

     * Decreasing the price we, or any of our partners or licensees, receive for any of our products;
     *    Preventing  the  recovery  of  development   costs,   which  could  be
          substantial; and
     *    Minimizing profit margins.

     Further, our commercialization strategy depends on our collaborators. As a result, our ability to commercialize our products and realize royalties may be hindered if cost control initiatives adversely affect our collaborators.

FAILURE TO OBTAIN PRODUCT APPROVALS OR COMPLY WITH ONGOING GOVERNMENTAL REGULATIONS COULD ADVERSELY AFFECT OUR BUSINESS.

     The production and marketing of our products and our ongoing research and development, preclinical studies and clinical trial activities are subject to extensive regulation and review by numerous governmental authorities in the United States, including the FDA, and in other countries. All drugs and most medical devices we develop must undergo rigorous preclinical studies and clinical trials and an extensive regulatory approval process administered by the FDA under the Food, Drug and Cosmetic Act, or FDC Act, and comparable foreign authorities, before they can be marketed. These processes involve substantial cost and can often take many years. We have limited experience in, and limited resources available for regulatory activities and we rely on our collaborators and outside consultants. Failure to comply with the applicable regulatory requirements can, among other things, result in non-approval, suspensions of regulatory approvals, fines, product seizures and recalls, operating restrictions, injunctions and criminal prosecution. To date, none of our product candidates being developed have been submitted for approval or have been approved by the FDA or any other regulatory authority for marketing.

     Some of the risks and uncertainties relating to United States Government regulation include:

     * Delays in obtaining approval or rejections due to regulatory review of each submitted new drug, device or combination drug/device application or product license application, as well as changes in regulatory policy during the period of product development;
     * If regulatory approval of a product is granted, such approval may entail limitations on the uses for which the product may be marketed;
     * If regulatory approval is obtained, the product, our manufacturer and the manufacturing facilities are subject to continual review and periodic inspections;
     * If regulatory approval is obtained, such approval may be conditional on the satisfaction of the completion of clinical trials or require additional clinical trials;
     * Later discovery of previously unknown problems with a product, manufacturer or facility may result in restrictions on such product or manufacturer, including withdrawal of the product from the market and litigation; and
     * Photodynamic therapy products have been categorized by the FDA as combination drug-device products. If current or future photodynamic therapy products do not continue to be categorized for regulatory purposes as combination products, then:

                  - The FDA may require separate drug and device submissions;
                  and
                  - The FDA may require separate approval by regulatory authorities.

     Some  of  the  risks  and   uncertainties  of  international   governmental
regulation include:

     * Foreign regulatory requirements governing testing, development, marketing, licensing, pricing and/or distribution of drugs and devices in other countries;
     * Our drug products may not qualify for the centralized review procedure or we may not be able to obtain a national market application that will be accepted by other European Union, or EU, member states;
     * Our devices must also meet the European Medical Device Directive effective in 1998. The Directive requires that our manufacturing quality assurance systems and compliance with technical essential requirements be certified with a CE Mark authorized by a registered notified body of an EU member state prior to free sale in the EU; and
     * Registration and approval of a photodynamic therapy product in other countries, such as Japan, may include additional procedures and requirements, preclinical and clinical studies, and may require the assistance of native corporate partners.

WE MAY NOT BE ABLE TO KEEP UP WITH RAPID CHANGES IN THE BIOTECHNOLOGY AND PHARMACEUTICAL INDUSTRIES THAT COULD MAKE SOME OR ALL OF OUR PRODUCTS NON-COMPETITIVE OR OBSOLETE. COMPETING PRODUCTS AND TECHNOLOGIES MAY MAKE SOME OR ALL OF OUR PROGRAMS OR POTENTIAL PRODUCTS NONCOMPETITIVE OR OBSOLETE.

     Our   industry  is  subject  to  rapid,   unpredictable   and   significant
technological change. Competition is intense. Well-known pharmaceutical, biotechnology, device and chemical companies are marketing other therapies for the treatment of AMD. Doctors may prefer familiar methods that they are comfortable using rather than try our products. Many companies are also seeking to develop new products and technologies for medical conditions for which we are developing treatments. Our competitors may succeed in developing products that are safer or more effective than ours and in obtaining regulatory marketing approval of future products before we do. We anticipate that we will face increased competition as new companies enter our markets and as the scientific development of PhotoPoint PDT evolves.

     We expect that our principal methods of competition with other photodynamic therapy companies will be based upon such factors as:

     *    The ease of administration of our photodynamic therapy;
     *    The degree of generalized skin sensitivity to light;
     *    The number of required doses;
     *    The safety and efficacy profile;
     * The selectivity of our drug for the target lesion or tissue of interest;
     *    The type, cost and price of our light systems;
     *    The cost and price of our drug; and
     * The amount reimbursed for the drug and device treatment by third-party payors.

     We cannot give any assurance that new drugs or future developments in photodynamic therapy or in other drug technologies will not harm our business. Increased competition could result in:

     *    Price reductions;
     *    Lower levels of third-party reimbursements;
     *    Failure to achieve market acceptance; and
     *    Loss of market share.

     Any of the above could have an adverse effect on our business. Further, we cannot give any assurance that developments by our competitors or future competitors will not render our technology obsolete.

OUR INDUSTRY IS SUBJECT TO TECHNOLOGICAL UNCERTAINTY, WHICH MAY RENDER OUR PRODUCTS AND DEVELOPMENTS OBSOLETE AND OUR BUSINESS MAY SUFFER.

     The pharmaceutical industry is subject to rapid and substantial technological change. Developments by others may render our products under development or our technologies noncompetitive or obsolete, or we may be unable to keep pace with technological developments or other market factors. Technological competition in the industry from pharmaceutical, biotechnology and device companies, universities, governmental entities and others diversifying into the field is intense and is expected to increase. These entities represent significant competition for us. Acquisitions of, or investments in, competing pharmaceutical or biotechnology companies by large corporations could increase such competitors' financial, marketing, manufacturing and other resources.

     We are engaged in the development of novel therapeutic technologies, specifically photodynamic therapy. As a result, our resources are limited and we may experience technical challenges inherent in such novel technologies. Competitors have developed or are in the process of developing technologies that are, or in the future may be, the basis for competitive products. Some of these products may have an entirely different approach or means of accomplishing similar therapeutic, diagnostic and imaging effects compared to our products. We are aware that three of our competitors in the market for photodynamic therapy drugs have received marketing approval of their product for certain uses in the United States or other countries. Our competitors may develop products that are safer, more effective or less costly than our products and, therefore, present a serious competitive threat to our product offerings.

     The widespread acceptance of therapies that are alternatives to ours may limit market acceptance of our products even if commercialized. The diseases for which we are developing our therapeutic products can also be treated, in the case of cancer, by surgery, radiation and chemotherapy, and in the case of restenosis, by surgery, angioplasty, drug therapy and the use of devices to maintain and open blood vessels. These treatments are widely accepted in the medical community and have a long history of use. The established use of these competitive products may limit the potential for our products to receive widespread acceptance if commercialized.

     Our understanding of the market opportunities for our PhotoPoint PDT is derived from a variety of sources, and represents our best estimate of the overall market sizes presented in certain disease areas. The actual market size and market share which we may be able to obtain may vary substantially from our estimates, and is dependent upon a number of factors, including:

     * Competitive treatments or diagnostic tools, either existing or those that may arise in the future;
     *    Performance of our products and subsequent labeling claims; and
     *    Actual patient population at and beyond product launch.

OUR PRODUCTS ARE SUBJECT TO OTHER STATE AND FEDERAL LAWS, FUTURE LEGISLATION AND REGULATIONS SUBJECTING US TO COMPLIANCE ISSUES THAT COULD CREATE SIGNIFICANT ADDITIONAL EXPENDITURES AND LIMIT THE PRODUCTION AND DEMAND FOR OUR POTENTIAL PRODUCTS.

     In addition to the regulations for drug or device approvals, we are subject to regulation under state, federal or other law, including regulations for worker occupational safety, laboratory practices, environmental protection and hazardous substance control. We continue to make capital and operational expenditures for protection of the environment in amounts which are not material. Some of the risks and uncertainties related to laws and future legislation or regulations include:

     * Our future capital and operational expenditures related to these matters may increase and become material;
     * We may also be subject to other present and possible future local, state, federal and foreign regulation;
     * Heightened public awareness and concerns regarding the growth in overall health care expenditures in the United States, combined with the continuing efforts of governmental authorities to contain or reduce costs of health care, may result in the enactment of national health care reform or other legislation or regulations that impose limits on the number and type of medical procedures which may be performed or which have the effect of restricting a physician's ability to select specific products for use in certain procedures;
     * Such new legislation or regulations may materially limit the demand and manufacturing of our products. In the United States, there have been, and we expect that there will continue to be, a number of federal and state legislative proposals and regulations to implement greater governmental control in the health care industry;
     * The announcement of such proposals may hinder our ability to raise capital or to form collaborations; and
     * Legislation or regulations that impose restrictions on the price that may be charged for health care products or medical devices may adversely affect our results of operations.

     We are unable to predict the likelihood of adverse effects which might arise from future legislative or administrative action, either in the United States or abroad.

OUR BUSINESS IS SUBJECT TO ENVIRONMENTAL PROTECTION LAWS AND REGULATIONS, AND IN THE EVENT OF AN ENVIRONMENTAL LIABILITY CLAIM, WE COULD BE HELD LIABLE FOR DAMAGES AND ADDITIONAL SIGNIFICANT UNEXPECTED COMPLIANCE COSTS, WHICH COULD HARM OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

     We are subject to federal, state, county and local laws and regulations relating to the protection of the environment. In the course of our business, we are involved in the handling, storage and disposal of materials that are classified as hazardous. Our safety procedures for the handling, storage and disposal of such materials are designed to comply with applicable laws and regulations. However, we may be involved in contamination or injury from these materials. If this occurs, we could be held liable for any damages that result, and any such liability could cause us to pay significant amounts of money and harm our business. Further, the cost of complying with these laws and regulations may increase materially in the future.

                                 USE OF PROCEEDS

     Miravant will not receive any of the proceeds from the sale of the Common Stock by the selling securityholders. All proceeds from the sale of the Common Stock will be for the accounts of the selling securityholders.

                             SELLING SECURITYHOLDERS

     In August 2003, we entered into a $6.0 Unsecured Convertible Debenture and Warrant Purchase Agreement, or 2003 Debt Agreement, pursuant to which we issued and sold to certain of the selling securityholders, for aggregate consideration of $6.0 million and net proceeds to the Company of approximately $5.6 million:

     * $6.0 million aggregate principal amount of convertible debentures, initially convertible into 6.0 million shares of our Common Stock at a conversion price of $1.00 per share, subject to adjustment; and
     * Warrants to purchase an aggregate of 4,500,000 shares of our Common Stock at an initial exercise price of $1.00 per share, subject to adjustment.

     Pursuant to a registration rights agreement entered into in connection with the 2003 Debt Agreement, we agreed to prepare and file with the Securities and Exchange Commission, or SEC, a registration statement covering the resale of the shares of Common Stock issuable upon conversion of those convertible debentures and exercise of those warrants. Certain of the purchasers of convertible debentures and warrants agreed that, until the number of authorized shares of our Common Stock has been increased to at least 75 million shares, they will not convert their debentures or exercise their warrants, and accordingly waived their registration rights for such period. As of March 25, 2004, the number of authorized shares of our Common Stock has been increased to 75 million and a separate registration statement will be filed during April 2004 to cover these shares. Accordingly, such purchasers are not included as selling securityholders under this prospectus except to the extent of the shares of Common Stock allocated to them as being reserved for issuance as interest payments on the debentures held by them, as described in the following paragraph.


     Interest on the convertible debentures accrues at a rate of 8% per annum and is required to be paid quarterly through maturity on August 28, 2006. Under the terms of the debentures, we are permitted under certain circumstances to make interest payments on such debentures in shares of our Common Stock. One of the requirements for our use of shares of Common Stock to make interest payments is that the shares to be so issued must be covered by an effective registration statement. Accordingly, we are including in this registration statement 480,000 additional shares of our Common Stock, which are reserved for issuance as interest payments on the debentures, allocated pro rata among the holders of the debentures. That number of shares is equal to the number of shares of Common Stock that we would be required to issue on the $6.0 million principal amount of debentures over a one-year period, based upon a valuation of the shares of Common Stock for such purpose at the current $1.00 conversion price of the debentures. In actuality, if we elect to make an interest payment in shares of Common Stock, our Common Stock would be valued for such purpose at its average closing sales price over the five day period immediately preceding the applicable interest payment date, which could be higher or lower than the current conversion price of the debentures and, therefore, result in the issuance of fewer or more shares. In the event that we wanted to issue more than 480,000 shares of Common Stock as interest payments on the debentures, we would have to either amend this registration statement or file a new registration statement to include those shares.

     In addition, at the same time as we entered into the 2003 Debt Agreement, we issued to Pharmacia AB, a wholly-owned subsidiary of Pfizer, Inc., or Pharmacia, 390,000 shares of our Common Stock as partial consideration for the retirement of $10.6 million of debt owed by us to Pharmacia, and those shares are also being registered herein pursuant to a registration rights agreement between us and Pharmacia.

     The following table sets forth certain information known to us with respect to the ownership of our Common Stock as of March 15, 2004, and as adjusted to reflect the sale of Common Stock offered by each selling securityholder known by us to own our Common Stock. The table sets forth information for each selling securityholder as follows:

     *    The name of the selling securityholder;
     * The number of shares and the percentage of Common Stock the selling securityholder beneficially owns before this offering;
     * The number of shares of Common Stock the selling securityholder may sell under this prospectus; and
     * Assuming the selling securityholder sells all the shares that he, she or it may sell under this prospectus, the number of shares and the percentage of Common Stock the selling securityholder will beneficially own after completion of the offering.

     The percentage of shares of Common Stock beneficially owned is based on 29,854,890 shares outstanding on March 15, 2004. The number of shares of Common Stock outstanding used in calculating the percentage for each listed selling securityholder includes shares of Common Stock underlying warrants and convertible debentures held by such selling securityholder that are exercisable within 60 calendar days of March 15, 2004, but excludes shares of Common Stock underlying options, warrants or convertible securities held by any other person. Except as indicated below, and subject to applicable community property laws, each person identified in the table has sole voting and investment power with respect to all shares of Common Stock owned by them. To prevent dilution to the selling securityholder, pursuant to Rule 416 under the Securities Act, the numbers in the table below may change due to stock splits, stock dividends or similar events involving our Common Stock.

     The number of shares beneficially owned by the selling securityholders is determined under rules promulgated by the SEC. In particular, no holder of debentures or warrants issued pursuant to the 2003 Debt Agreement is entitled to convert any debentures into, or exercise any warrants for, Common Stock, or dispose of any debentures or any warrants, or vote any debentures, to the extent that such right to effect such conversion, exercise, disposition or vote would result in the holder or any of its affiliates together beneficially owning more than 4.95% of the outstanding shares of Common Stock. Therefore, while included in the number of shares offered in the table below, shares which a selling securityholder is prevented from acquiring as a result of the limitation described in the preceding sentence are not shown as beneficially owned by that securityholder. In addition, because it is our option to pay interest on the debentures in shares of Common Stock, the holders of the debentures do not have the right to acquire those shares. Therefore, while included in the number of shares offered in the table below, shares which we have reserved for issuance as interest payments on the debentures are not shown as beneficially owned by the securityholders. As a result, the number of shares that the selling securityholders may sell pursuant to this prospectus may exceed the number of shares of Common Stock beneficially owned by them as determined pursuant to the rules promulgated by the SEC.

     This table is prepared based on information supplied to us by the listed selling securityholders. The term "selling securityholder" includes the securityholders listed below and their pledges, donees, transferees and other successors in interest. The table assumes that the selling securityholders sell all of the shares offered under this prospectus. However, because the selling securityholders may offer from time to time all or some of their shares under this prospectus, or in another permitted manner, no assurances can be given as to the actual number of shares that will be sold by the selling securityholders or that will be held by the selling securityholders after completion of the sales. Information concerning the selling securityholders may change from time to time and changed information will be presented in a supplement to this prospectus if and when required. Within the past three years, the selling securityholders have not held any positions or offices with us.


                                                    Shares Beneficially Owned                          Shares Beneficially Owned
                                                        Prior to Offering           Shares Being            After Offering
    Name of Selling Stockholder                        Number          Percent        Offered            Number          Percent
    ---------------------------                        ------          -------        -------            ------          -------
Manasa Corp.                                           175,000 (1)        *               183,000          -               0%
IFP, LLC                                               875,000 (2)      2.85%             915,000          -               0%
Harvest Capital, L.P.                                  376,187 (3)      1.25%             252,540       134,687             *
New Americans, LLC                                     106,307 (4)        *                69,540        39,807             *
Harvest Offshore Investors, Ltd.                       807,633 (5)      2.66%             530,700       300,133             *
Symmetry Capital Partners, L.P.                        214,112 (6)        *               223,900          -               0%
Symmetry Capital Qualified Partners, L.P.              145,162 (7)        *               151,798          -               0%
Asset Management                                       665,333 (8)      2.18%             695,748          -               0%
Symmetry Capital Offshore Fund, Ltd.                   100,240 (9)        *               104,822          -               0%
Symmetry Parallax Partners, L.P.                      100,153 (10)        *               104,731          -               0%
Carlisle Capital, LLC                                 250,000 (11)        *               183,000        75,000             *
Judy Grossman                                         525,000 (12)      1.73%             549,000          -               0%
Abrams Goldscheider Family Partnership                300,000 (13)      1.00%             183,000       125,000             *
Versant Capital Management LLC                      1,535,825 (14)      4.95%           1,281,000       900,000           2.36%
Lorimor Corp.                                         875,000 (15)      2.85%             915,000          -               0%
Pharmacia AB                                          750,000 (16)      2.48%             390,000       360,000             *
Arden Arbitrage Partners, L.P.                         94,332 (17)        *                62,220        34,832             *
Silver Creek Investments, Ltd.                        437,500 (18)      1.45%             457,500          -               0%
Bomoseen Investments, Ltd.                            437,500 (19)      1.45%             457,500          -               0%
Dandelion International, Ltd.                         218,750 (20)        *               228,750          -               0%
Morebath Holdings Limited                           1,258,005 (21)      4.04%             228,750     1,029,255           3.39%
Tioman Finance Limited                              1,258,005 (21)      4.04%             228,750     1,029,255           3.39%
Kinaro Investments, S.A.                            1,258,006 (21)      4.04%             228,750     1,029,256           3.39%


     * Represents ownership of less than one percent (1%) of our Common Stock.

     (1) Includes (i) 100,000 shares of our Common Stock issuable upon conversion of debentures in the aggregate principal amount of $100,000 at the current conversion price of $1.00 per share, (ii) 8,000 shares of our Common Stock issuable as interest payments on those debentures during the first year following the issuance thereof assuming a valuation of our Common Stock of $1.00 per share for such purpose, and
          (iii) 75,000 shares of our Common Stock issuable upon exercise of warrants at a per share exercise price of $1.00.

     (2) Includes (i) 500,000 shares of our Common Stock issuable upon conversion of debentures in the aggregate principal amount of $500,000 at the current conversion price of $1.00 per share, (ii) 40,000 shares of our Common Stock issuable as interest payments on those debentures during the first year following the issuance thereof assuming a valuation of our Common Stock of $1.00 per share for such purpose, and
          (iii) 375,000 shares of our Common Stock issuable upon exercise of warrants at a per share exercise price of $1.00.

     (3) The shares of Common Stock beneficially owned by the selling securityholder includes 134,687 shares of our Common Stock beneficially owned in addition to the shares being offered. The number of shares being offered includes (i) 138,000 shares of our Common Stock issuable upon conversion of debentures in the aggregate principal amount of $138,000 at the current conversion price of $1.00 per share, (ii) 11,040 shares of our Common Stock issuable as interest payments on those debentures during the first year following the issuance thereof assuming a valuation of our Common Stock of $1.00 per share for such purpose, and (iii) 103,500 shares of our Common Stock issuable upon exercise of warrants at a per share exercise price of $1.00.
     (4) The shares of Common Stock beneficially owned by the selling securityholder includes 39,807 shares of our Common Stock beneficially owned in addition to the shares being offered. The number of shares being offered includes (i) 38,000 shares of our Common Stock issuable upon conversion of debentures in the aggregate principal amount of $38,000 at the current conversion price of $1.00 per share, (ii) 3,040 shares of our Common Stock issuable as interest payments on those debentures during the first year following the issuance thereof assuming a valuation of our Common Stock of $1.00 per share for such purpose, and (iii) 28,500 shares of our Common Stock issuable upon exercise of warrants at a per share exercise price of $1.00.
     (5) The shares of Common Stock beneficially owned by the selling securityholder includes 300,133 shares of our Common Stock beneficially owned in addition to the shares being offered. The number of shares being offered includes (i) 290,000 shares of our Common Stock issuable upon conversion of debentures in the aggregate principal amount of $290,000 at the current conversion price of $1.00 per share, (ii) 23,200 shares of our Common Stock issuable as interest payments on those debentures during the first year following the issuance thereof assuming a valuation of our Common Stock of $1.00 per share for such purpose, and (iii) 217,500 shares of our Common Stock issuable upon exercise of warrants at a per share exercise price of $1.00.
     (6) Includes (i) 122,350 shares of our Common Stock issuable upon conversion of debentures in the aggregate principal amount of $122,350 at the current conversion price of $1.00 per share, (ii) 9,788 shares of our Common Stock issuable as interest payments on those debentures during the first year following the issuance thereof assuming a valuation of our Common Stock of $1.00 per share for such purpose, and
          (iii) 91,762 shares of our Common Stock issuable upon exercise of warrants at a per share exercise price of $1.00.

     (7) Includes (i) 82,950 shares of our Common Stock issuable upon conversion of debentures in the aggregate principal amount of $82,950 at the current conversion price of $1.00 per share, (ii) 6,636 shares of our Common Stock issuable as interest payments on those debentures during the first year following the issuance thereof assuming a valuation of our Common Stock of $1.00 per share for such purpose, and
          (iii) 62,212 shares of our Common Stock issuable upon exercise of warrants at a per share exercise price of $1.00.

     (8) Includes (i) 380,190 shares of our Common Stock issuable upon conversion of debentures in the aggregate principal amount of $380,190 at the current conversion price of $1.00 per share, (ii) 30,415 shares of our Common Stock issuable as interest payments on those debentures during the first year following the issuance thereof assuming a valuation of our Common Stock of $1.00 per share for such purpose, and
          (iii) 285,143 shares of our Common Stock issuable upon exercise of warrants at a per share exercise price of $1.00.

     (9) Includes (i) 57,280 shares of our Common Stock issuable upon conversion of debentures in the aggregate principal amount of $57,280 at the current conversion price of $1.00 per share, (ii) 4,582 shares of our Common Stock issuable as interest payments on those debentures during the first year following the issuance thereof assuming a valuation of our Common Stock of $1.00 per share for such purpose, and
          (iii) 42,960 shares of our Common Stock issuable upon exercise of warrants at a per share exercise price of $1.00.

     (10) Includes (i) 57,230 shares of our Common Stock issuable upon conversion of debentures in the aggregate principal amount of $57,230 at the current conversion price of $1.00 per share, (ii) 4,578 shares of our Common Stock issuable as interest payments on those debentures during the first year following the issuance thereof assuming a valuation of our Common Stock of $1.00 per share for such purpose, and
          (iii) 42,923 shares of our Common Stock issuable upon exercise of warrants at a per share exercise price of $1.00.

     (11) Includes 75,000 shares of our Common Stock issuable upon the exercise of a warrant to purchase 75,000 shares of our Common Stock at a per share exercise price of $1.00, in addition to the shares being offered. Includes (i) 100,000 shares of our Common Stock issuable upon conversion of debentures in the aggregate principal amount of $100,000 at the current conversion price of $1.00 per share, (ii) 8,000 shares of our Common Stock issuable as interest payments on those debentures during the first year following the issuance thereof assuming a valuation of our Common Stock of $1.00 per share for such purpose, and
          (iii) 75,000 shares of our Common Stock issuable upon exercise of warrants at a per share exercise price of $1.00.

     (12) Includes (i) 300,000 shares of our Common Stock issuable upon conversion of debentures in the aggregate principal amount of $300,000 at the current conversion price of $1.00 per share, (ii) 24,000 shares of our Common Stock issuable as interest payments on those debentures during the first year following the issuance thereof assuming a valuation of our Common Stock of $1.00 per share for such purpose, and
          (iii) 225,000 shares of our Common Stock issuable upon exercise of warrants at a per share exercise price of $1.00.

     (13) The shares of Common Stock beneficially owned by the selling securityholder includes 125,000 shares of our Common Stock beneficially owned in addition to the shares being offered. Includes
          (i) 100,000 shares of our Common Stock issuable upon conversion of debentures in the aggregate principal amount of $100,000 at the current conversion price of $1.00 per share, (ii) 8,000 shares of our Common Stock issuable as interest payments on those debentures during the first year following the issuance thereof assuming a valuation of our Common Stock of $1.00 per share for such purpose, and (iii) 75,000 shares of our Common Stock issuable upon exercise of warrants at a per share exercise price of $1.00.

     (14) The shares of Common Stock beneficially owned by the selling securityholder includes 900,000 shares of our Common Stock beneficially owned in addition to the shares being offered. The number of shares being offered includes (i) 700,000 shares of our Common Stock issuable upon conversion of debentures in the aggregate principal amount of $700,000 at the current conversion price of $1.00 per share, (ii) 56,000 shares of our Common Stock issuable as interest payments on those debentures during the first year following the issuance thereof assuming a valuation of our Common Stock of $1.00 per share for such purpose, and (iii) 525,000 shares of our Common Stock issuable upon exercise of warrants at a per share exercise price of $1.00.

     (15) Includes (i) 500,000 shares of our Common Stock issuable upon conversion of debentures in the aggregate principal amount of $500,000 at the current conversion price of $1.00 per share, (ii) 40,000 shares of our Common Stock issuable as interest payments on those debentures during the first year following the issuance thereof assuming a valuation of our Common Stock of $1.00 per share for such purpose, and
          (iii) 375,000 shares of our Common Stock issuable upon exercise of warrants at a per share exercise price of $1.00.

     (16) Includes 360,000 shares of our Common Stock issuable upon the exercise of a warrant to purchase 360,000 shares of our Common Stock at a per share exercise price of $1.00, in addition to the shares being offered. The number of shares being offered includes 390,000 shares of our Common Stock issued in connection with an agreement to retire our debt with Pharmacia.

     (17) The share of Common Stock beneficially owned by the selling securityholder includes 34,832 shares of our Common Stock beneficially owned in addition to the shares being offered. The number of shares being offered includes (i) 34,000 shares of our Common Stock issuable upon conversion of debentures in the aggregate principal amount of $34,000 at the current conversion price of $1.00 per share, (ii) 2,720 shares of our Common Stock issuable as interest payments on those debentures during the first year following the issuance thereof assuming a valuation of our Common Stock of $1.00 per share for such purpose, and (iii) 25,500 shares of our Common Stock issuable upon exercise of warrants at a per share exercise price of $1.00.

     (18) Includes (i) 250,000 shares of our Common Stock issuable upon conversion of debentures in the aggregate principal amount of $250,000 at the current conversion price of $1.00 per share, (ii) 20,000 shares of our Common Stock issuable as interest payments on those debentures during the first year following the issuance thereof assuming a valuation of our Common Stock of $1.00 per share for such purpose, and
          (iii) 187,500 shares of our Common Stock issuable upon exercise of warrants at a per share exercise price of $1.00.

     (19) Includes (i) 250,000 shares of our Common Stock issuable upon conversion of debentures in the aggregate principal amount of $250,000 at the current conversion price of $1.00 per share, (ii) 20,000 shares of our Common Stock issuable as interest payments on those debentures during the first year following the issuance thereof assuming a valuation of our Common Stock of $1.00 per share for such purpose, and
          (iii) 187,500 shares of our Common Stock issuable upon exercise of warrants at a per share exercise price of $1.00.

     (20) Includes (i) 125,000 shares of our Common Stock issuable upon conversion of debentures in the aggregate principal amount of $125,000 at the current conversion price of $1.00 per share, (ii) 10,000 shares of our Common Stock issuable as interest payments on those debentures during the first year following the issuance thereof assuming a valuation of our Common Stock of $1.00 per share for such purpose, and
          (iii) 93,750 shares of our Common Stock issuable upon exercise of warrants at a per share exercise price of $1.00.

     (21) Includes (i) 816,667 shares of our Common Stock issuable upon the conversion of various notes from the 2002 Debt Agreement, (ii) 166,667 shares of our Common Stock issuable upon the exercise of warrants at a per share exercise price of $1.00 share from the 2002 Debt Agreement, and (iii) 45,922 shares of our Common Stock issuable as interest payments on those notes, in addition to the shares being offered. Includes (i) 125,000 shares of our Common Stock issuable upon conversion of debentures in the aggregate principal amount of $125,000 at the current conversion price of $1.00 per share, (ii) 10,000 shares of our Common Stock issuable as interest payments on those debentures during the first year following the issuance thereof assuming a valuation of our Common Stock of $1.00 per share for such purpose, and
          (iii) 93,750 shares of our Common Stock issuable upon exercise of warrants at a per share exercise price of $1.00.

                              PLAN OF DISTRIBUTION

     We will not receive any proceeds from the sale of the shares. The shares are being offered on behalf of the selling securityholders. The shares may be sold or distributed from time to time by the selling securityholders, or by pledgees, donees or transferees of, or other successors in interest to, the selling securityholders, directly to one or more purchasers, including pledgees, or through brokers, dealers or underwriters who may act solely as agents or may acquire shares as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, or at fixed prices, which may change. The selling securityholders will act independently of us in making decisions with respect to the timing, manner and size of each sale of the Common Stock covered in this prospectus.

        The sale of the shares may be effected in one or more of the following methods:

     * ordinary brokers' transactions and transactions in which the broker solicits purchasers, which may include long or short sales;

     * transactions involving cross or block trades in which the broker or dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction, or otherwise on the OTC Bulletin Board;

     * purchases by brokers, dealers or underwriters as principal and resale by such purchasers for their own accounts pursuant to this prospectus;

     * "at the market" to or through market makers or into an existing market for the shares;

     * in other ways not involving market makers or established trading markets, including direct sales to purchases or sales effected through agents;

     * through transactions in options, swaps or other derivatives, whether exchange-listed or otherwise; or

     * any combination of the foregoing, or by any other legally available means.

     In addition, the selling securityholders or their pledgees, donees, transferees or other successors in interest may enter into hedging transactions with brokers or dealers who may engage in short sales of shares in the course of hedging the positions they assume with the selling securityholders. The selling securityholders or their pledgees, donees, transferees or other successors in interest may also enter into option or other transactions with brokers or dealers that require the delivery by such brokers or dealers of the shares, which shares may be resold thereafter pursuant to this prospectus. The selling securityholders or their pledgees, donees, transferees or other successors in interest may also pledge their shares to brokers or dealers or other financial institutions and, upon a default by such a holder, the brokers, dealers or financial institutions may offer and sell the pledged shares.

     Brokers, dealers, underwriters or agents participating in the distribution of the shares as agents may receive compensation in the form of commissions, discounts or concessions from the selling securityholders and/or purchasers of the shares for whom such brokers, dealers, underwriters or agents may act as agent, or to whom they may sell as principal, or both, which compensation as to a particular broker, dealer, underwriter or agent may be less than or in excess of customary commissions. The selling securityholders and any broker, dealer, underwriter or agent who act in connection with the sale of shares hereunder may be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions they receive and proceeds of any sale of shares may be deemed to be underwriting discounts and commissions under the Securities Act. Neither we nor any selling securityholder can presently estimate the amount of such compensation. We know of no existing arrangements between any selling securityholders, any other stockholder, or any broker, dealer, underwriter or agent relating to the sale or distribution of the shares.

     We have agreed with the selling securityholders to keep the registration statement of which this prospectus is a part effective until the shares being offered hereby may be sold without registration or restriction pursuant to Rule 144(k) promulgated under the Securities Act or, if earlier, until the distribution contemplated in this prospectus has been completed. We have also agreed to indemnify, in certain circumstances, the selling securityholders, any underwriters that participate in the distribution of the shares and certain control and other persons related to the foregoing persons against certain liabilities, including liabilities under the Securities Act. The selling securityholders have agreed to indemnify us, as well as certain related persons, in certain circumstances against certain liabilities, including liabilities under the Securities Act. We have further agreed to pay all reasonable costs and expenses incurred by us or the selling securityholders in connection with the registration of the shares under the Securities Act, including all registration and filing fees and our legal and accounting fees and legal fees of counsel selected by the selling securityholders.

     The selling securityholders are not obligated to, and there is no assurance that the selling securityholders will, sell any or all of the shares of Common Stock covered in the prospectus.

                          DESCRIPTION OF CAPITAL STOCK

     As  of  March  25,  2004,  our  stockholders   approved  an  amendment  and
restatement of our certificate of incorporation that, when filed with the Delaware Secretary of State, will authorize us to issue 105,000,000 shares of capital stock, of which 75,000,000 shares are Common Stock, $0.01 par value, and 30,000,000 shares of preferred stock, $0.01 par value. As of March 15, 2004, there were issued and outstanding 29,854,890 shares of Common Stock, options to purchase 4,484,732 shares of Common Stock, warrants to purchase 11,536,250 shares of Common Stock and other securities (including the notes and debentures described below) convertible into approximately 11,800,000 shares of Common
Stock. As described below, certain holders of convertible securities and warrants have agreed not to convert such securities into or exercise such warrants for shares of Common Stock until the number of authorized shares of our Common Stock has been sufficiently increased.

     Holders of the Common Stock are entitled to one vote for each share held in the election of directors and in all other matters to be voted on by stockholders. Cumulative voting is permitted in the election of directors. Holders of Common Stock are entitled to receive dividends as may be declared from time to time by the board of directors out of funds legally available. In the event of a liquidation, dissolution or winding up, holders of Common Stock are to share in all assets remaining after the payment of liabilities and preferences of outstanding preferred stock, if any. The holders of Common Stock shall have no preemptive or conversion rights and are not subject to further calls or assessments. There are no redemption or sinking fund provisions applicable to the Common Stock. The rights of the holders of the Common Stock are subject to any rights that may be fixed for holders of preferred stock. All of the outstanding shares of Common Stock are fully paid and non-assessable.

     On July 13, 2000 our Board of Directors designated 50,000 shares of Series B Junior Participating Preferred Stock pursuant to the Preferred Stockholder Rights Plan dated July 13, 2000. Each one one-thousandth of a share of Series B Junior Preferred has rights and preferences substantially equivalent to those of one common share. Our Board of Directors has the authority, without approval of the stockholders, to issue all of the unissued shares of preferred stock that are currently authorized in one or more series and to fix the number of shares and the rights, preferences, privileges, qualifications, restrictions and limitations of each series. As of March 15, 2004, we had no shares of preferred stock outstanding.

     Pursuant to the 2003 Debt Agreement, we issued $6.0 million of debentures that convert into 6.0 million shares of our Common Stock at the current conversion price, and warrants to purchase 4.5 million shares of our Common Stock at a current exercise price of $1.00 per share. In addition, pursuant to the February 2004 Debt Agreement, we issued $2.0 million of debentures that convert into 1.0 million shares of our Common Stock at the conversion price of $2.00 per share. We have not registered the 5.0 million shares of Common Stock that are issuable in connection with the securities issued under the 2003 Debt Agreement and 1.0 million shares of Common Stock that are issuable in connection with the debentures issued under the February 2004 Debt Agreement and certain of the securities that were issued under the 2002 Debt Agreement. We have agreed with several of the 2003 Lenders under the 2003 Debt Agreement, who hold an aggregate of $1.5 million principal amount of debentures that convert into an aggregate of 1.5 million shares of our Common Stock and warrants to purchase an aggregate of 1.125 million shares of our Common Stock, and with certain of the 2002 Lenders under the 2002 Debt Agreement, who hold notes that convert into an aggregate of 1,562,338 shares of our Common Stock and warrants to purchase an aggregate of 1.65 million shares of our Common Stock, that we will register these securities prior to June 30, 2004.

     Section 203 of the General Corporation Law of the State of Delaware provides, in general, that a stockholder acquiring more than 15% of the outstanding voting stock of a corporation subject to the statute (referred to in this prospectus as an Interested Stockholder) but less than 85% of such stock may not engage in certain business combinations (as defined in Section 203) with the corporation for a period of three years subsequent to the date on which the stockholder became an Interested Stockholder unless (i) prior to such time the corporation's board of directors approved either the business combination or the transaction in which the stockholder became an Interested Stockholder or (ii) the business combination is approved by the corporation's board of directors and is authorized by a vote of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the Interested Stockholder. To the extent that the issuance of the convertible debentures and warrants pursuant to the 2003 Debt Agreement rendered any purchaser thereunder an Interested Stockholder, our board of directors has specifically approved such transactions for purposes of Section 203 of the Delaware General Corporation Law, and, accordingly, the prohibitions on business combinations set forth in such section would not be applicable to such stockholder.

                       WHERE YOU CAN FIND MORE INFORMATION

     This prospectus is part of a registration statement on Form S-2 that we filed with the Securities and Exchange Commission, or SEC, under the Securities Act of 1933. Certain information in the registration statement has been omitted from this prospectus in accordance with the rules of the SEC. We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's Public Reference Rooms in Washington, D.C., New York, New York and Chicago, Illinois. The Public Reference Room in Washington D.C. is located at 450 Fifth Street, N.W. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Rooms. Additional information about Miravant can be obtained from our Internet website at http://www.miravant.com.

     The SEC allows us to "incorporate by reference" certain of the information required by this prospectus, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. We incorporate by reference the documents listed below:

     * Annual report on Form 10-K for the fiscal year ended December 31, 2003;
     *    Definitive proxy statement dated April 30, 2003;
     *    Form 8-K filed on February 12, 2004; and
     *    Form 8-K filed on April 1, 2004.

     Upon receipt of an oral or written request we will provide, free of charge, to any person to whom a prospectus is delivered, a copy of any or all of information that has been incorporated by reference in the prospectus but not delivered with the prospectus, other than the exhibits to those documents. Please direct your written requests to: Investor Relations, Miravant Medical Technologies, 336 Bollay Drive, Santa Barbara, California 93117. Please direct your oral requests to: Investor Relations at (805) 685-9880.

     You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of our Common Stock in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front page of those documents.

     This prospectus is accompanied by Miravant's Annual Report on Form 10-K for the fiscal year ended December 31, 2003.

                    NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Certain information contained, referred to or incorporated by reference in this prospectus constitute forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements deal with our current plans, intentions, beliefs and expectations and statements of future economic performance. Statements containing terms like "believes," "may," "will," "should," "potential," "does not believe," "plans," "expects," "intends," "estimates," "continues," "anticipates" and other phrases of similar meaning are considered to imply uncertainty and are forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements.

     Forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results in future periods to differ materially from what is currently anticipated. We make cautionary statements throughout this prospectus, including under "Risk Factors." You should read these cautionary statements as being applicable to all related forward-looking statements wherever they appear in this prospectus, the materials referred to in this prospectus and the materials incorporated by reference into this prospectus. No forward-looking statement is a guarantee of future performance and you should not place undue reliance on any forward-looking statement.

                                  LEGAL MATTERS

     The validity of the resale of the shares of Common Stock registered hereby will be passed upon for Miravant by Wilson Sonsini Goodrich & Rosati, P.C., Palo Alto, California.

                                     EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements included in our annual report on Form 10-K for the year ended December 31, 2003, as set forth in their report (which contains an explanatory paragraph describing conditions that raise substantial doubt about our ability to continue as a going concern as described in Note 1 to our consolidated financial statements), which is incorporated by reference in this prospectus and registration statement. Our consolidated financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                                    PART II.

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

         The following table sets forth the estimated expenses to be incurred in connection with the issuance and distribution of the securities being registered hereby:


SEC registration fee................................................................................$    923
Accounting fees and expenses........................................................................  10,000*
Legal fees and expenses.............................................................................  40,000*
Printing expenses...................................................................................       0
Miscellaneous.......................................................................................  10,000*
                                                                                         -------------------------
      TOTAL......................................................................................... $60,923*
                                                                                         -------------------------




*Estimated

Item 15. Indemnification of Directors and Officers.

     Section 145 of the Delaware General Corporation Law authorizes a corporation to indemnify its directors, officers, employees or other agents in terms sufficiently broad to permit indemnification (including reimbursement for expenses incurred) under certain circumstances for liabilities arising under the Securities Act. The Registrant's certificate of incorporation and bylaws provide indemnification of its directors and officers to the maximum extent permitted by the Delaware General Corporation Law. In addition, the Registrant has entered into indemnification agreements with its directors and officers.

Item 16.  Exhibits.



                                                                                                            Incorporating
Exhibit                                                                                                     Reference
Number                                                 Description                                          (if applicable)
------                                                 -----------                                          ---------------
4.1             Specimen Certificate of Common Stock.                                                       [B][4.1]
4.2             Form of Convertible Promissory Note.                                                        [A][4.3]
4.3             Form of Indenture.                                                                          [A][4.4]
4.4             Special Registration Rights Undertaking.                                                    [A][4.5]
4.5             Undertaking Agreement dated August 31, 1994.                                                [A][4.6]
4.6             Letter Agreement dated March 10, 1994.                                                      [A][4.7]
4.7             Form of $10,000,000 Common Stock and Warrants Offering Investment Agreement.                [A][4.8]
4.8             Form of $35 Amended and Restated Common Stock Purchase Warrant.                             [C][4.1]
4.9             Form of Additional $35 Common Stock Purchase Warrant.                                       [C][4.2]
4.10            Warrant to Purchase 10,000 Shares of Common Stock between the Registrant and                [D][4.12]
                Charles S. Love.*
4.11            Form of $20 Private Placement Warrant Agreement Amendment No. 1.                            [F [4.13]
4.12            Form of Common Stock Purchase Warrant between the Registrant and Nida & Maloney.
4.13            Form of Common Stock Purchase Warrant between the Registrant and Pharmacia
                Corporation.

4.14            Preferred Stock Rights Agreement dated July 13, 2000.                                       [E] [4.1]
4.15            Form of Common Stock Purchase Warrant between the Registrant and Purchasers                 [S] [10.3]
                dated August 28, 2002.

4.16            Form of Note Warrant between the Registrant and the Purchaser dated December 19,            [T] [10.4]
                2002.

4.17            Form of Convertible  Promissory Note between the Registrant and the Purchaser dated August  [U] [4.1]
                28, 2003.

4.18            Form of 50% Warrant between the Registrant and the Purchaser dated August 28, 2003.         [U] [4.2]
4.19            Form of 25% Warrant between the Registrant and the Purchaser dated August 28,               [U] [4.3]
                2003.

4.20            Registration Rights Agreement dated August 28, 2003 between the Registrant and
                the Purchaser.                                                                              [U] [4.4]
4.21            Amendment to Registration  Rights Agreement dated February 18, 1999 between the Registrant  [U] [4.5]
                and Pharmacia.

4.22            Amendment  to Warrant  Agreements  dated  February  18, 1999  between the  Registrant  and  [U] [4.6]
                Pharmacia.

4.23            Securities Purchase Agreement dated August 28, 2002 between the Registrant and              [S] [10.1]
                the Purchasers.
4.24            Registration Rights Agreement dated August 28, 2002 between the Registrant and              [S] [10.2]
                the Purchasers.
4.25            Common Stock Warrant Purchase Certificate dated August 28, 2002 between the                 [S] [10.3]
                Registrant and the Purchasers.
4.26            Registration Rights Agreement dated December 19, 2002 between the Registrant and            [T] [10.2]
                the Purchasers.
4.27            Form of Convertible Promissory Note between the Registrant and the Purchaser.               [T] [10.3]
4.28            Form of Note Warrant between the Registrant and the Purchaser.                              [T] [10.4]
4.29            Loan Origination Warrant dated December 20, 2002 between the Registrant and the             [T] [10.5]
                Purchaser.

4.30            Registration Rights Agreement dated February 5, 2004 between the Registrant and             [W] [4.1]
                the Purchasers.
4.31            Form of Convertible Promissory Note between the Registrant and the Purchaser                [W] [4.2]
                dated February 5, 2004.

5.1             Form of Legal Opinion of Wilson Sonsini Goodrich & Rosati, L.P.                             [V] [5.1]
10.1            PDT, Inc. Stock Option Plan dated September 19, 1989.**                                     [A][10.9]
10.2            PDT, Inc. Stock Option Plan dated September 3, 1992.**                                      [A][10.10]
10.3            PDT, Inc. 1994 Stock Option Plan dated December 2, 1994.**                                  [A][10.11]
10.4            PDT, Inc. Non-Employee Directors' Stock Option Plan.**                                      [A][10.12]
10.5            License Agreement dated July 1, 1989 between the Registrant and The University
                of Toledo, The Medical College of Ohio and St. Vincent Medical Center as                    [G][10.17]
                amended.*
10.6            Form of Directors' and Officers' Indemnification Agreement.                                 [A][10.22]
10.7            Amendment to PDT, Inc. Stock Option Plan dated September 19, 1989.**                        [H] [10.1]
10.8            Amendment to PDT, Inc. 1994 Stock Option Plan dated December 2, 1994.**                     [H][10.2]
10.9            Development and Distribution Agreement between Registrant and Iridex                        [I][10.1]
                Corporation.*

10.10           Commercial Lease Agreement between Registrant and Santa Barbara Business Park, a            [I][10.2]
                California Limited Partnership.(1)
10.11           PDT, Inc. 1996 Stock Compensation Plan.**                                                   [J]
10.12           Form of Amendment No. 3 to 1989 Stock Option Agreement.**                                   [K][10.4]
10.13           Investment Agreement dated December 27, 1996 between PDT Cardiovascular, Inc.
                and Ramus Medical Technologies.*                                                            [L] [10.16]
10.14           Co-Development Agreement dated December 27, 1996 between PDT Cardiovascular,
                Inc. and Ramus Medical Technologies.                                                        [L] [10.17]
10.15           Series A Preferred Stock Registration Rights Agreement dated December 27, 1996
                between PDT Cardiovascular, Inc. and Ramus Medical Technologies.*                           [L] [10.18]
10.16           Amended and Restated 1996 Stock Compensation Plan.**                                        [M]
10.17           PDT, Inc. 401(k)-Employee Stock Ownership Plan.**                                           [N][10.2]
10.18           Credit Agreement dated April 1, 1998 between the Registrant and Ramus Medical               [O][10.5]
                Technologies.*

10.19           Convertible Promissory Note dated April 1, 1998 between the Registrant and Ramus            [O][10.6]
                Medical Technologies.*
10.20           Strategic Alliance Agreement dated June 2, 1998 between the Registrant and                  [O][10.7]
                Xillix Technologies Corp.*
10.21           Subscription Agreement relating to the Registrant's Common Stock dated June 2,              [O][10.8]
                1998 between the Registrant and Xillix Technologies Corp.
10.22           Subscription Agreement relating to Xillix's Common Stock dated June 2, 1998                 [O][10.9]
                between the Registrant and Xillix Technologies Corp.
10.23           Commercial Lease Agreement dated May 27, 1998 between the Registrant and                    [A][10.4]
                Raytheon Company.
10.24           Miravant Medical Technologies 2000 Stock Compensation Plan                                  [P] [4.1]
10.25           Amendment No. 9 dated as of January 1, 2001 to Employment Agreement between the             [Q] [10.1]
                Registrant and Gary S. Kledzik.**
10.26           Amendment No. 14 dated as of January 1, 2001 to Employment Agreement between the            [Q] [10.2]
                Registrant and David E. Mai.**
10.27           Amendment No. 6 dated as of January 1, 2001 to Employment Agreement between the             [Q] [10.3]
                Registrant and John M. Philpott.**
10.28           Contract Modification and Termination Agreement dated March 5, 2002 between the             [R] [10.1]
                Registrant and Pharmacia Corporation.
10.29           Convertible  Debt and Warrant  Purchase  Agreement  dated  December  19, 2002  between the  [T] [10.1]
                Registrant and the Purchasers.
                Convertible Debt and Warrant Purchase Agreement dated August 28, 2003 between the
10.30           Registrant and the Purchaser.                                                               [U][10.1]
10.31           Subordination Agreement dated August 28, 2003 between the Registrant and the Purchaser.     [U][10.2]
10.32           Termination  and Release  Agreement  dated  August 13, 2003  between  the  Registrant  and
                Pharmacia, AB                                                                               [U[10.3]
10.33           Side Letter Agreement dated August 28, 2003 between the Registrant and the Purchaser.       [U][10.4]
10.34           Unsecured Convertible Debt Purchase Agreement dated February 5, 2004 between the
                Registrant and the Purchaser.                                                               [W] [10.1]
13.1            Annual Report on Form 10-K for the year ended December 31, 2003                             [X]
23.1            Consent of Independent Auditors.

-------------------------------------------



     [A] Incorporated by reference from the exhibit referred to in brackets contained in the Registrant's Registration Statement on Form S-1 (File No. 33-87138).

     [B]  Incorporated  by  reference  from the exhibit  referred to in brackets
          contained  in  Amendment  No.  2  to  the  Registrant's   Registration
          Statement on Form S-1 (File No. 33-87138).

     [C] Incorporated by reference from the exhibit referred to in brackets contained in the Registrant's Form 8-K dated June 30, 1998 (File No. 0-25544).

     [D] Incorporated by reference from the exhibit referred to in brackets contained in the Registrant's Form 10-Q for the quarter ended March 31, 1998 (File No. 0-25544).

     [E] Incorporated by reference from the exhibit referred to in brackets contained in the Registrant's Form 8A dated July 18, 2000 (File No. 0-25544).

     [F] Incorporated by reference from the exhibit referred to in brackets contained in the Registrant's Form 10-K for the year ended December 31, 1999 (File No. 0-25544).

     [G]  Incorporated  by  reference  from the exhibit  referred to in brackets
          contained  in  Amendment  No.  1  to  the  Registrant's   Registration
          Statement on Form S-1 (File No. 33-87138).

     [H] Incorporated by reference from the exhibit referred to in brackets contained in the Registrant's Form 10-Q for the quarter ended September 30, 1995 (File No. 0-25544).

     [I] Incorporated by reference from the exhibit referred to in brackets contained in the Registrant's Form 10-Q for the quarter ended June 30, 1996 (File No. 0-25544).

     [J] Incorporated by reference from the Registrant's 1996 Definitive Proxy Statement filed June 18, 1996

     [K] Incorporated by reference from the exhibit referred to in brackets contained in the Registrant's Form 10-Q for the quarter ended September 30, 1996 (File No. 0-25544).

     [L] Incorporated by reference from the exhibit referred to in brackets contained in the Registrant's Form 10-K for the year ended December 31, 1996 (File No. 0-25544).

     [M] Incorporated by reference from the Registrant's 1996 Definitive Proxy Statement filed April 24, 1997.

     [N] Incorporated by reference from the exhibit referred to in brackets contained in the Registrant's Form 10-Q for the quarter ended June 30, 1997 (File No. 0-25544).

     [O] Incorporated by reference from the exhibit referred to in brackets contained in the Registrant's Form 10-Q for the quarter ended June 30, 1998 (File No. 0-25544).

     [P] Incorporated by reference from the exhibit referred to in brackets contained in the Registrant's Form S-8 dated August 29, 2000 (File No. 0-25544).

     [Q] Incorporated by reference from the exhibit referred to in brackets contained in the Registrant's Form 10-Q for the quarter ended March 31, 2001 (File No. 0-25544).

     [R] Incorporated by reference from the exhibit referred to in brackets contained in the Registrant's Form 8-K dated March 11, 2002 (File No. 0-25544).

     [S] Incorporated by reference from the exhibit referred to in brackets contained in the Registrant's Form 8-K dated September 3, 2002 (File No. 0-25544).

     [T] Incorporated by reference from the exhibit referred to in brackets contained in the Registrant's Form 8-K dated December 19, 2002 (File No. 0-25544).

     [U] Incorporated by reference from the exhibit referred to in brackets contained in the Registrant's Form 8-K dated August 28, 2003 (File No. 0-25544).

     [V] Incorporated by reference from the exhibit referred to in brackets contained in to the Registrant's Registration Statement on Form S-2 (File No. 333-109367).

     [W] Incorporated by reference from the exhibit referred to in brackets contained in the Registrant's Form 8-K dated February 12, 2004 (File No. 0-25544).

     [X]  As filed with the Commission on March 29, 2004

     **   Management contract or compensatory plan or arrangement.

     * Confidential portions of this exhibit have been deleted and filed separately with the Commission pursuant to Rule 24b-2 under the Securities Exchange Act of 1934.

     (1) The material has been filed separately on paper pursuant to a request granted by the Commission for a continuing hardship exemption from filing electronically.

Item 17. Undertakings.

          (a) The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                           (i) To include any prospectus required by Section
                  10(a)(2) of the Securities Act of 1933;

                           (ii) To reflect in the prospectus any facts or events
                  arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

                           (iii) To include any material information with
                  respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

                  (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Barbara, State of California, on April 5, 2004.

                          MIRAVANT MEDICAL TECHNOLOGIES

                                                     By:/s/  Gary S. Kledzik
                                                         --------------------
                                                        Gary S. Kledzik, Ph.D.,
                                                      Chief Executive Officer

     KNOW ALL MEN BY THESE PRESENTS, that the person whose signature appears below hereby constitutes and appoints Gary S. Kledzik, Ph.D. and John M. Philpott, or either of them, his attorneys-in-fact and agents, each with full power of substitution for him and in his name, place and stead, in any and all capacities, to sign any or all amendments to this Registration Statement and any registration statements for the same offerings effective upon filing pursuant to Rule 462(b), and to file the same with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto each of said attorneys-in-fact and agents full power and authority to do so and perform each and every act and thing requisite and necessary to be done in connection with such registration statements, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that either of said attorneys-in-fact and agents, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant  to  the   requirements  of  the  Securities  Act  of  1933,  this
Registration Statement has been signed by the following persons in the capacities and on the dates indicated.




Name                                                 Title                                                 Date

/s/ Gary S. Kledzik                                  Chairman of the Board and Chief Executive Officer     April 5, 2004
---------------------                                (principal executive officer)
Gary S. Kledzik

/s/ David E. Mai                                     Director and President                                April 5, 2004
----------------
David E. Mai

/s/ John M. Philpott                                 Chief Financial Officer (principal financial officer  April 5, 2004
--------------------                                 and principal accounting officer)
John M. Philpott

/s/ Charles T. Foscue                                                                                      April 5, 2004
---------------------
Charles T. Foscue                                    Director

/s/ Barry Johnson                                                                                          April 5, 2004
-----------------
Barry Johnson                                        Director



                                                                                                            Incorporating
Exhibit                                                                                                     Reference
Number                                                 Description                                          (if applicable)
------                                                 -----------                                          ---------------
4.1             Specimen Certificate of Common Stock.                                                       [B][4.1]
4.2             Form of Convertible Promissory Note.                                                        [A][4.3]
4.3             Form of Indenture.                                                                          [A][4.4]
4.4             Special Registration Rights Undertaking.                                                    [A][4.5]
4.5             Undertaking Agreement dated August 31, 1994.                                                [A][4.6]
4.6             Letter Agreement dated March 10, 1994.                                                      [A][4.7]
4.7             Form of $10,000,000 Common Stock and Warrants Offering Investment Agreement.                [A][4.8]
4.8             Form of $35 Amended and Restated Common Stock Purchase Warrant.                             [C][4.1]
4.9             Form of Additional $35 Common Stock Purchase Warrant.                                       [C][4.2]
4.10            Warrant to Purchase 10,000 Shares of Common Stock between the Registrant and                [D][4.12]
                Charles S. Love.*
4.11            Form of $20 Private Placement Warrant Agreement Amendment No. 1.                            [F [4.13]
4.12            Form of Common Stock Purchase Warrant between the Registrant and Nida & Maloney.
4.13            Form of Common Stock Purchase Warrant between the Registrant and Pharmacia
                Corporation.

4.14            Preferred Stock Rights Agreement dated July 13, 2000.                                       [E] [4.1]
4.15            Form of Common Stock Purchase Warrant between the Registrant and Purchasers                 [S] [10.3]
                dated August 28, 2002.

4.16            Form of Note Warrant between the Registrant and the Purchaser dated December 19,            [T] [10.4]
                2002.

4.17            Form of Convertible  Promissory Note between the Registrant and the Purchaser dated August  [U] [4.1]
                28, 2003.

4.18            Form of 50% Warrant between the Registrant and the Purchaser dated August 28, 2003.         [U] [4.2]
4.19            Form of 25% Warrant between the Registrant and the Purchaser dated August 28,               [U] [4.3]
                2003.

4.20            Registration Rights Agreement dated August 28, 2003 between the Registrant and
                the Purchaser.                                                                              [U] [4.4]
4.21            Amendment to Registration  Rights Agreement dated February 18, 1999 between the Registrant  [U] [4.5]
                and Pharmacia.

4.22            Amendment  to Warrant  Agreements  dated  February  18, 1999  between the  Registrant  and  [U] [4.6]
                Pharmacia.

4.23            Securities Purchase Agreement dated August 28, 2002 between the Registrant and              [S] [10.1]
                the Purchasers.
4.24            Registration Rights Agreement dated August 28, 2002 between the Registrant and              [S] [10.2]
                the Purchasers.
4.25            Common Stock Warrant Purchase Certificate dated August 28, 2002 between the                 [S] [10.3]
                Registrant and the Purchasers.
4.26            Registration Rights Agreement dated December 19, 2002 between the Registrant and            [T] [10.2]
                the Purchasers.
4.27            Form of Convertible Promissory Note between the Registrant and the Purchaser.               [T] [10.3]
4.28            Form of Note Warrant between the Registrant and the Purchaser.                              [T] [10.4]
4.29            Loan Origination Warrant dated December 20, 2002 between the Registrant and the             [T] [10.5]
                Purchaser.

4.30            Registration Rights Agreement dated February 5, 2004 between the Registrant and             [W] [4.1]
                the Purchasers.
4.31            Form of Convertible Promissory Note between the Registrant and the Purchaser                [W] [4.2]
                dated February 5, 2004.

5.1             Form of Legal Opinion of Wilson Sonsini Goodrich & Rosati, L.P.                             [V] [5.1]
10.1            PDT, Inc. Stock Option Plan dated September 19, 1989.**                                     [A][10.9]
10.2            PDT, Inc. Stock Option Plan dated September 3, 1992.**                                      [A][10.10]
10.3            PDT, Inc. 1994 Stock Option Plan dated December 2, 1994.**                                  [A][10.11]
10.4            PDT, Inc. Non-Employee Directors' Stock Option Plan.**                                      [A][10.12]
10.5            License Agreement dated July 1, 1989 between the Registrant and The University
                of Toledo, The Medical College of Ohio and St. Vincent Medical Center as                    [G][10.17]
                amended.*
10.6            Form of Directors' and Officers' Indemnification Agreement.                                 [A][10.22]
10.7            Amendment to PDT, Inc. Stock Option Plan dated September 19, 1989.**                        [H] [10.1]
10.8            Amendment to PDT, Inc. 1994 Stock Option Plan dated December 2, 1994.**                     [H][10.2]
10.9            Development and Distribution Agreement between Registrant and Iridex                        [I][10.1]
                Corporation.*

10.10           Commercial Lease Agreement between Registrant and Santa Barbara Business Park, a            [I][10.2]
                California Limited Partnership.(1)
10.11           PDT, Inc. 1996 Stock Compensation Plan.**                                                   [J]
10.12           Form of Amendment No. 3 to 1989 Stock Option Agreement.**                                   [K][10.4]
10.13           Investment Agreement dated December 27, 1996 between PDT Cardiovascular, Inc.
                and Ramus Medical Technologies.*                                                            [L] [10.16]
10.14           Co-Development Agreement dated December 27, 1996 between PDT Cardiovascular,
                Inc. and Ramus Medical Technologies.                                                        [L] [10.17]
10.15           Series A Preferred Stock Registration Rights Agreement dated December 27, 1996
                between PDT Cardiovascular, Inc. and Ramus Medical Technologies.*                           [L] [10.18]
10.16           Amended and Restated 1996 Stock Compensation Plan.**                                        [M]
10.17           PDT, Inc. 401(k)-Employee Stock Ownership Plan.**                                           [N][10.2]
10.18           Credit Agreement dated April 1, 1998 between the Registrant and Ramus Medical               [O][10.5]
                Technologies.*

10.19           Convertible Promissory Note dated April 1, 1998 between the Registrant and Ramus            [O][10.6]
                Medical Technologies.*
10.20           Strategic Alliance Agreement dated June 2, 1998 between the Registrant and                  [O][10.7]
                Xillix Technologies Corp.*
10.21           Subscription Agreement relating to the Registrant's Common Stock dated June 2,              [O][10.8]
                1998 between the Registrant and Xillix Technologies Corp.
10.22           Subscription Agreement relating to Xillix's Common Stock dated June 2, 1998                 [O][10.9]
                between the Registrant and Xillix Technologies Corp.
10.23           Commercial Lease Agreement dated May 27, 1998 between the Registrant and                    [A][10.4]
                Raytheon Company.
10.24           Miravant Medical Technologies 2000 Stock Compensation Plan                                  [P] [4.1]
10.25           Amendment No. 9 dated as of January 1, 2001 to Employment Agreement between the             [Q] [10.1]
                Registrant and Gary S. Kledzik.**
10.26           Amendment No. 14 dated as of January 1, 2001 to Employment Agreement between the            [Q] [10.2]
                Registrant and David E. Mai.**
10.27           Amendment No. 6 dated as of January 1, 2001 to Employment Agreement between the             [Q] [10.3]
                Registrant and John M. Philpott.**
10.28           Contract Modification and Termination Agreement dated March 5, 2002 between the             [R] [10.1]
                Registrant and Pharmacia Corporation.
10.29           Convertible  Debt and Warrant  Purchase  Agreement  dated  December  19, 2002  between the  [T] [10.1]
                Registrant and the Purchasers.
                Convertible Debt and Warrant Purchase Agreement dated August 28, 2003 between the
10.30           Registrant and the Purchaser.                                                               [U][10.1]
10.31           Subordination Agreement dated August 28, 2003 between the Registrant and the Purchaser.     [U][10.2]
10.32           Termination  and Release  Agreement  dated  August 13, 2003  between  the  Registrant  and
                Pharmacia, AB                                                                               [U[10.3]
10.33           Side Letter Agreement dated August 28, 2003 between the Registrant and the Purchaser.       [U][10.4]
10.34           Unsecured Convertible Debt Purchase Agreement dated February 5, 2004 between the
                Registrant and the Purchaser.                                                               [W] [10.1]
13.1            Annual Report on Form 10-K for the year ended December 31, 2003                             [X]
23.1            Consent of Independent Auditors.

-------------------------------------------



     [A] Incorporated by reference from the exhibit referred to in brackets contained in the Registrant's Registration Statement on Form S-1 (File No. 33-87138).

     [B]  Incorporated  by  reference  from the exhibit  referred to in brackets
          contained  in  Amendment  No.  2  to  the  Registrant's   Registration
          Statement on Form S-1 (File No. 33-87138).

     [C] Incorporated by reference from the exhibit referred to in brackets contained in the Registrant's Form 8-K dated June 30, 1998 (File No. 0-25544).

     [D] Incorporated by reference from the exhibit referred to in brackets contained in the Registrant's Form 10-Q for the quarter ended March 31, 1998 (File No. 0-25544).

     [E] Incorporated by reference from the exhibit referred to in brackets contained in the Registrant's Form 8A dated July 18, 2000 (File No. 0-25544).

     [F] Incorporated by reference from the exhibit referred to in brackets contained in the Registrant's Form 10-K for the year ended December 31, 1999 (File No. 0-25544).

     [G]  Incorporated  by  reference  from the exhibit  referred to in brackets
          contained  in  Amendment  No.  1  to  the  Registrant's   Registration
          Statement on Form S-1 (File No. 33-87138).

     [H] Incorporated by reference from the exhibit referred to in brackets contained in the Registrant's Form 10-Q for the quarter ended September 30, 1995 (File No. 0-25544).

     [I] Incorporated by reference from the exhibit referred to in brackets contained in the Registrant's Form 10-Q for the quarter ended June 30, 1996 (File No. 0-25544).

     [J] Incorporated by reference from the Registrant's 1996 Definitive Proxy Statement filed June 18, 1996

     [K] Incorporated by reference from the exhibit referred to in brackets contained in the Registrant's Form 10-Q for the quarter ended September 30, 1996 (File No. 0-25544).

     [L] Incorporated by reference from the exhibit referred to in brackets contained in the Registrant's Form 10-K for the year ended December 31, 1996 (File No. 0-25544).

     [M] Incorporated by reference from the Registrant's 1996 Definitive Proxy Statement filed April 24, 1997.

     [N] Incorporated by reference from the exhibit referred to in brackets contained in the Registrant's Form 10-Q for the quarter ended June 30, 1997 (File No. 0-25544).

     [O] Incorporated by reference from the exhibit referred to in brackets contained in the Registrant's Form 10-Q for the quarter ended June 30, 1998 (File No. 0-25544).

     [P] Incorporated by reference from the exhibit referred to in brackets contained in the Registrant's Form S-8 dated August 29, 2000 (File No. 0-25544).

     [Q] Incorporated by reference from the exhibit referred to in brackets contained in the Registrant's Form 10-Q for the quarter ended March 31, 2001 (File No. 0-25544).

     [R] Incorporated by reference from the exhibit referred to in brackets contained in the Registrant's Form 8-K dated March 11, 2002 (File No. 0-25544).

     [S] Incorporated by reference from the exhibit referred to in brackets contained in the Registrant's Form 8-K dated September 3, 2002 (File No. 0-25544).

     [T] Incorporated by reference from the exhibit referred to in brackets contained in the Registrant's Form 8-K dated December 19, 2002 (File No. 0-25544).

     [U] Incorporated by reference from the exhibit referred to in brackets contained in the Registrant's Form 8-K dated August 28, 2003 (File No. 0-25544).

     [V] Incorporated by reference from the exhibit referred to in brackets contained in to the Registrant's Registration Statement on Form S-2 (File No. 333-109367).

     [W] Incorporated by reference from the exhibit referred to in brackets contained in the Registrant's Form 8-K dated February 12, 2004 (File No. 0-25544).

     [X]  As filed with the Commission on March 29, 2004

     **   Management contract or compensatory plan or arrangement.

     * Confidential portions of this exhibit have been deleted and filed separately with the Commission pursuant to Rule 24b-2 under the Securities Exchange Act of 1934.

     (1) The material has been filed separately on paper pursuant to a request granted by the Commission for a continuing hardship exemption from filing electronically.